                                                FILED PURSUANT TO RULE 424(b)(4)
                                                REGISTRATION NO. 33-63683


                                     [LOGO]

                        4,000,000 SHARES OF COMMON STOCK
                              --------------------

    Of the 4,000,000 shares of Common Stock, par value $0.05 per share ("Common Stock"), of AMRESCO, INC. (the "Company") offered hereby (the "Offering"), 2,000,000 are being offered by the Company and 2,000,000 are being offered by certain shareholders of the Company (the "Selling Shareholders"). The Company will not receive any of the net proceeds from the sale of the shares of Common Stock by the Selling Shareholders.

    The Common Stock is traded on the Nasdaq National Market under the symbol "AMMB." On December 7, 1995, the last reported sale price of the Common Stock on the Nasdaq National Market was $12.00 per share.

    SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS THE
    SECURITIES AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES  COMMISSION
     PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS. ANY
                REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                                   PROCEEDS TO
                              PRICE TO        UNDERWRITING      PROCEEDS TO          SELLING
                               PUBLIC         DISCOUNT(1)        COMPANY(2)      SHAREHOLDERS(2)
Per Share...............       $11.75            $0.65             $11.10            $11.10
Total (3)...............    $47,000,000        $2,600,000       $22,200,000        $22,200,000

(1) See "Underwriting" for information concerning indemnification of the Underwriters.

(2) Before deducting expenses payable by the Company (including certain expenses payable on behalf of the Selling Shareholders) estimated at $420,000.

(3) The Company and the Selling Shareholders have granted the Underwriters a 30-day option to purchase up to an aggregate of 600,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to Selling Shareholders will be $54,050,000, $2,990,000, $25,530,000 and $25,530,000, respectively. See "Underwriting."
                            ------------------------

    The Common Stock is offered severally by the Underwriters named herein, subject to prior sale, when, as and if delivered to and accepted by the Underwriters. The Underwriters reserve the right to reject orders in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the shares of Common Stock will be made on or about December 13, 1995.

            The Robinson-Humphrey                             Piper Jaffray Inc.
                Company, Inc.

December 7, 1995

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    IN CONNECTION WITH THE OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with the Exchange Act, the Company files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information can be inspected and copied at the public reference facilities that the Commission maintains at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and
Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the Commission at the principal offices of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Common Stock is listed on the Nasdaq National Market and reports, proxy statements and other information concerning the Company may be inspected at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006.

    The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in the Prospectus concerning the contents of any documents referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description, and each such statement shall be deemed qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents, which have been filed by the Company with the Commission pursuant to the Exchange Act, are hereby incorporated by reference in this Prospectus the Company's: (i) Annual Report on Form 10-K for the year ended December 31, 1994, (ii) Quarterly Report on Form 10-Q for the quarter ended March 31, 1995, (iii) Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, (iv) Quarterly Report on Form 10-Q for the quarter ended September 30, 1995, as amended by its Form 10-Q/A No. 1 dated October 25, 1995 and (v) Current Report on Form 8-K dated November 22, 1995.

    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference herein. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed superseded or modified for purposes of this Prospectus to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated by reference herein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated by reference (other than exhibits to such documents which are not specifically incorporated by reference in such documents). Written requests for such copies should be directed to the Company, 1845 Woodall Rodgers Freeway, Suite 1700, Dallas, Texas 75201, Attention: L. Keith Blackwell. Telephone requests may be directed to L. Keith Blackwell of the Company at (214) 953-7700.

[Map of the United States showing the locations of the Company's Asset Acquisition and Resolution offices, Mortgage Banking offices, Real Estate Pension Advisory office and Corporate Headquarters, and a listing of International Offices in Toronto and London.]

                              CERTAIN DEFINITIONS

    The following are certain defined terms used in this Prospectus:

"ACACIA" means Acacia Realty Advisors, Inc.

"ACACIA ACQUISITION" means the acquisition by the Company of the real estate pension advisory business of Acacia Realty Advisors, Inc.

"ACC" means AMRESCO Capital Corporation, a subsidiary of the Company.

"ARMC" means, collectively, AMRESCO Residential Mortgage Corporation and AMRESCO
    Residential Credit Corporation, subsidiaries of the Company.

"ASSET PORTFOLIO" means a pool or portfolio of performing, non-performing or underperforming commercial, industrial, agricultural and/or real estate loans.

"BEI" means BEI Holdings, Ltd.

"BEI MERGER" means the merger of Holdings with and into a subsidiary of BEI on December 31, 1993.

"CKSRS" means CKSRS Housing Group, Ltd., a Florida limited partnership.

"COMPANY" means, unless otherwise stated in this Prospectus or unless the context otherwise requires, the Company and each of its subsidiaries.

"CONDUIT PURCHASERS" means investment bankers and other financial intermediaries who purchase or otherwise accumulate pools or portfolios of loans having common features (E.G., real estate mortgages, etc.), with the intent of securitizing such loan assets and selling them to a trust that secures its funds by selling ownership interests in the trust to public or private investors.

"CREDIT AGREEMENTS" means the Revolving Loan Agreement and the Warehouse
    Agreements.

"EQS" means, collectively, EQ Services, Inc. and Equitable Real Estate
    Investment Management, Inc.

"EQS ACQUISITION" means the acquisition by the Company of the third-party securitized, commercial mortgage loan Master Servicer and Special Servicer business of EQS.

"FACE VALUE" means, with respect to any loan or Asset Portfolio, the aggregate unpaid principal balance of a loan or loans.

"FANNIE MAE" means the Federal National Mortgage Association.

"FDIC" means the Federal Deposit Insurance Corporation.

"FREDDIE MAC" means the Federal Home Loan Mortgage Corporation.

"HOLDINGS" means AMRESCO Holdings, Inc.

"HOLLIDAY FENOGLIO" means Holliday Fenoglio, Inc., a subsidiary of the Company.

"MASTER SERVICER" means an entity which provides administrative services to securitized pools of mortgage-backed securities.

"NATIONSBANK CONTRACT" means the asset management contract, as amended, originally dated July 1, 1992, among the Company, NationsBank Corporation and certain of its bank subsidiaries.

"NATIONSBANK OF TEXAS" means NationsBank of Texas, N.A.

"PRIMARY SERVICER" means an entity which provides various administrative services for loans such as collecting monthly mortgage payments, maintaining escrow accounts for the payment of ad valorem taxes and insurance premiums on behalf of borrowers, remitting payments of principal and interest promptly to investors in mortgages or the Master Servicer of a pool and reporting to those investors or the Master Servicer on financial transactions related to such mortgages.

"REVOLVING LOAN AGREEMENT" means the Revolving Loan Agreement dated as of
    September 29, 1995, among the Company, NationsBank of Texas, as Agent, and the Banks which are parties thereto from time to time.

"RTC" means the Resolution Trust Corporation.

"SECURITIZATION" and "SECURITIZED" mean a transaction in which loans originated or purchased by an entity are sold to special purpose entities organized for the purpose of issuing asset-backed securities.

"SELLING SHAREHOLDERS" means, collectively, CGW Southeast Partners I, L.P. and
    CGW Southeast Partners II, L.P.

"SPECIAL SERVICER" means an entity which provides asset management and resolution services for non-performing or under-performing loans within a pool of performing loans and/or mortgages.

"WAREHOUSE" means a type of lending arrangement whereby loans funded and held for sale are financed by financial institutions or institutional lenders on a short-term basis.

"WAREHOUSE AGREEMENTS" means, collectively, (i) the $25.0 million credit facility dated as of April 28, 1995, among ACC, the Company and NationsBank of Texas, (ii) the credit facility dated as of August 15, 1995, between ACC and Residential Funding Corporation and (iii) the $150.0 million credit facility dated as of November 3, 1995, between ARMC and Prudential
    Securities Realty Funding Corporation.

                                    SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO, APPEARING ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THE INFORMATION CONTAINED IN THIS PROSPECTUS DOES NOT GIVE EFFECT TO THE EXERCISE OF THE UNDERWRITERS OVER-ALLOTMENT OPTION IN RESPECT OF THE COMMON STOCK.

                                  THE COMPANY

    GENERAL. The Company is a leading specialty financial services company engaged primarily in Asset Portfolio acquisition and resolution and mortgage banking. The Asset Portfolio acquisition and resolution business involves acquiring at a substantial discount to Face Value and managing and resolving Asset Portfolios to maximize cash recoveries. The Company manages and resolves Asset Portfolios acquired by the Company alone, acquired by the Company with co-investors and owned by third-parties. The Company's mortgage banking business involves the origination, placement and servicing of commercial real estate mortgages. In addition, the Company has formed a residential mortgage banking business through which the Company will purchase and securitize portfolios of residential mortgages of borrowers who do not qualify for conventional loans and whose borrowing needs are not being met by traditional financial institutions. The Company also is entering the real estate pension advisory business through the purchase of substantially all of the advisory contracts of Acacia.

    HISTORY. The Company is the product of the December 1993 merger of two Asset Portfolio management and resolution service companies: BEI and Holdings. Holdings was the former Asset Portfolio management and resolution unit of NationsBank of Texas, which was created in 1988 in connection with NationsBank Corporation's acquisition from the FDIC of certain assets and liabilities of the collapsed First RepublicBank. BEI, a publicly-held company that was in the real estate and asset management services businesses, began providing asset management and resolution services to the RTC in 1990. BEI also participated in certain non-real estate service businesses, which were not retained after the BEI Merger. The BEI Merger created one of the largest Asset Portfolio management and resolution service companies in the United States. Since 1987, the Company and its predecessors have managed approximately $30.0 billion (Face Value) of Asset Portfolios.

    DEVELOPMENT OF BUSINESS STRATEGY. The Company's original business of managing and resolving Asset Portfolios for third parties developed as a result of the takeover of failed thrifts and banks by the federal government's deposit insurance agencies in the late 1980s. Due to the substantial volume of under-performing and non-performing loans and foreclosed assets (much of it commercial real estate loans and properties) and a lack of sufficient internal staffing, the RTC and FDIC turned to private contractors to assist in the management and resolution of Asset Portfolios.

    In early 1994, the Company made the strategic decision to diversify its business lines and to reduce the Company's dependence on asset management and resolution contracts with governmental agencies and certain other entities. As a result, the Company shifted its strategic focus in order to take advantage of business opportunities in the specialty finance markets that capitalize on the Company's competitive strengths and reputation within its core business.

    ASSET ACQUISITION AND RESOLUTION BUSINESS. The Company manages and resolves Asset Portfolios acquired at a substantial discount to Face Value by the Company alone and by the Company with co-investors. The Company also resolves Asset Portfolios owned by third parties. Asset Portfolios generally include secured loans of varying qualities and collateral types. The resolution of an Asset Portfolio typically involves either (i) negotiating with debtors a discounted payoff, which may be accomplished through a refinancing by the obligor with a lender other than the Company or (ii) foreclosure and sale of the collateral. Since the Company's objective is to resolve an Asset Portfolio as quickly as practicable, the Company's policy is to not extend credit to debtors by advancing cash or by renewing and extending their obligations. As of September 30, 1995, the Company's management and resolution service contracts with third-parties (including Asset Portfolios owned by the Company with co-investors) covered Asset Portfolios having an aggregate

Face Value of $2.7 billion of which $411.3 million was represented by securitized commercial mortgage pools with respect to which the Company is the named Special Servicer. At September 30, 1995, the Company's total investment in Asset Portfolios was $175.8 million compared to $70.9 million at December 31, 1994 and $48.8 million at September 30, 1994. For the nine month period ended September 30, 1995 and the fiscal year ended December 31, 1994, $54.3 million (78%) and $139.1 million (88%) respectively of the Company's gross revenues were attributable to its Asset Portfolio acquisition and resolution business.

    MORTGAGE BANKING BUSINESS. The Company performs a wide range of commercial mortgage banking services, including originating, underwriting, placing, selling and servicing of commercial real estate loans through its Holliday Fenoglio and ACC mortgage banking units. Holliday Fenoglio was the third largest mortgage banker in the United States in 1994 (based on origination volume) and primarily serves commercial real estate developers and owners by originating commercial real estate loans. Holliday Fenoglio primarily targets developers and owners of higher-quality commercial and multi-family real estate properties. Holliday Fenoglio originates prospective borrowers through its own commission-based mortgage bankers in its offices located in Atlanta, Boca Raton, Buffalo, Dallas, Houston, New York City and Orlando. The loans originated by Holliday Fenoglio generally are funded by institutional lenders, primarily insurance companies, with Holliday Fenoglio retaining the Primary Servicer rights on approximately 20% of such loans. The Company believes that Holliday Fenoglio's relationship and credibility with the institutional lender network provide the Company a competitive advantage in the commercial mortgage banking industry.

    ACC, which originated approximately $260.7 million of commercial real estate mortgages during the nine months ended September 30, 1995, is a mortgage banker that originates and underwrites commercial real estate loans that are funded primarily by Conduit Purchasers rather than by institutional lenders such as insurance companies. ACC, therefore, makes certain representations and warranties concerning the loans it originates. These representations cover such matters as title to the property, lien priority, environmental reviews and certain other matters. ACC primarily targets originators of commercial mortgage loans for commercial real estate properties that are suitable for sale to Conduit Purchasers accumulating loans for securitization programs. ACC markets its services directly through ACC's offices located in Dallas, Miami and Washington, D.C., as well as through a network of approximately 20 independent mortgage brokers located throughout the United States. ACC recently established a relationship with the 22 office commercial real estate finance unit of a major insurance company whereby the insurance company has agreed to refer prospective borrowers to the Company in instances where the prospective borrower does not meet the insurer's requirements (typically borrowers for medium-quality commercial properties). Since ACC commenced its underwriting activities and through September 30, 1995, Holliday Fenoglio has originated approximately 31% of the loans underwritten by ACC, with Holliday Fenoglio and ACC each receiving fees for their respective services.

    As of September 30, 1995, the Company was the servicer for approximately $3.1 billion of commercial mortgages of which $117.0 million was as a Master Servicer and $3.0 billion was as a Primary Servicer. The Company has formed a residential mortgage banking business through which the Company will purchase and securitize portfolios of non-conforming residential mortgages. For the nine-month period ended September 30, 1995, $14.1 million (20.2%) of the Company's gross revenues were attributable to the Company's mortgage banking business.

    BUSINESS STRATEGY. The Company seeks to continue to increase its market share in its existing business lines and to enter related businesses through both internal growth and acquisitions. See "Recent Developments." Key elements of this strategy include:

    - increasing the amount that the Company invests for its own account in Asset Portfolios by capitalizing on the Company's expertise in managing and resolving Asset Portfolios for third parties;

    - continuing to provide high quality management and resolution services to co-investors and other third-party owners of Asset Portfolios;

    - expanding its presence in the traditional mortgage banking market through greater market penetration and by participating in the expanding market for securitization of commercial and residential real estate mortgages; and

    - developing its new real estate pension advisory business to complement the Company's existing business lines.

    The Company is a Delaware corporation. The Company's principal executive offices and mailing address are 1845 Woodall Rodgers Freeway, Suite 1700, Dallas, Texas 75201 and its telephone number is (214) 953-7700.

                                  THE OFFERING

Common Stock offered by the
 Company..........................  2,000,000 shares

Common Stock offered by the
 Selling Shareholders.............  2,000,000 shares

Common Stock outstanding after the
 Offering.........................  26,364,992 shares (1)

Nasdaq National Market symbol.....  AMMB

Use of proceeds...................  The net  proceeds  from the  sale  of the  Common  Stock offered hereby by the Company will be used to reduce the
                                    Company's  outstanding  borrowings  under  the Revolving
                                    Loan Agreement. After application  of the net  proceeds,
                                    approximately   $55.9  million  will  be  available  for
                                    borrowing under the Revolving Loan Agreement to be  used
                                    for   general  corporate  purposes,  which  may  include
                                    funding investments in  Asset Portfolios, acquiring  new
                                    businesses  or making strategic investments in companies
                                    that  complement  the   Company's  business  lines   and
                                    strategies. See "Use of Proceeds."

------------------------------
(1) Does not include (i) 2,337,248 shares of Common Stock issuable upon exercise of outstanding stock options, or 1,754,288 shares available for future grants under the Company's stock option plans at November 30, 1995, or (ii) 3,600,000 shares of Common Stock issuable upon conversion of the Company's 8% Convertible Subordinated Debentures due 2005. See Note 11 of Notes to Consolidated Financial Statements and "Recent Developments."

                                  RISK FACTORS

    Prior to making an investment decision, prospective purchasers of the Common Stock should consider all of the information set forth in this Prospectus and should evaluate the considerations set forth in "Risk Factors."

                        SUMMARY FINANCIAL AND OTHER DATA

    The summary data presented below under the captions "Summary Income Statement" and "Summary Balance Sheet Data" for and as of the end of each of the fiscal years in the three-year period ended December 31, 1994, are derived from the Consolidated Financial Statements of the Company and its predecessors audited by Deloitte & Touche LLP and included herein. In the opinion of management of the Company, the data presented for the nine months ended September 30, 1994 and 1995, which are derived from the Company's unaudited consolidated financial statements, reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations for such periods. Results for the nine months ended September 30, 1995, are not necessarily indicative of results for the entire fiscal year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements and the Notes to Consolidated Financial Statements.

                                                                                          NINE MONTHS ENDED
                                                            YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                                        -------------------------------  --------------------
                                                         1992(1)     1993      1994(2)    1994(2)     1995
                                                        ---------  ---------  ---------  ---------  ---------
                                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SUMMARY INCOME STATEMENT:
Revenues:
  Asset management and resolution fees................   $166,857   $168,313   $120,640   $101,221    $27,278
  Asset Portfolio income..............................         --      2,642     13,089      8,433     23,662
  Mortgage banking fees...............................         --         --      6,176      1,967     14,077
  Other revenues......................................      1,273      1,207     17,279     16,184      4,585
                                                        ---------  ---------  ---------  ---------  ---------
    Total revenues....................................    168,130    172,162    157,184    127,805     69,602
Operating expenses....................................    134,085    127,731    119,730     92,579     46,860
                                                        ---------  ---------  ---------  ---------  ---------
Operating income......................................     34,045     44,431     37,454     35,226     22,742
Interest expense......................................         19        754      1,768      1,696      2,771
                                                        ---------  ---------  ---------  ---------  ---------
Income from continuing operations before taxes........     34,026     43,677     35,686     33,530     19,971
Income tax expense....................................     10,730     17,371     14,753     13,874      7,541
                                                        ---------  ---------  ---------  ---------  ---------
Income from continuing operations.....................     23,296     26,306     20,933     19,656     12,430
Gain (loss) from discontinued operations..............     (1,063)    (2,088)    (2,185)      (976)     2,425
                                                        ---------  ---------  ---------  ---------  ---------
Net income............................................    $22,233    $24,218    $18,748    $18,680    $14,855
                                                        ---------  ---------  ---------  ---------  ---------
                                                        ---------  ---------  ---------  ---------  ---------
Earnings per share from continuing operations.........      $2.04      $2.33      $0.88      $0.83      $0.51
Earnings per share....................................       1.95       2.15       0.79       0.79       0.61
Weighted average number of shares outstanding.........  11,419,536 11,288,688 23,679,239 23,515,800 24,429,822

                                                              AS OF DECEMBER 31,         AS OF SEPTEMBER 30,
                                                        -------------------------------  --------------------
                                                          1992       1993       1994       1994       1995
                                                        ---------  ---------  ---------  ---------  ---------
SUMMARY BALANCE SHEET DATA:
Cash and cash equivalents.............................     $4,228    $43,442    $20,446    $41,733    $12,720
Investment securities.................................         --         --         --         --     27,222
Investment in Asset Portfolios:
  Loans...............................................         --     33,795     30,920     17,272    114,676
  Partnerships and joint ventures.....................         --      2,503     22,491     14,157     30,052
  Real estate.........................................         --      2,504     14,054     14,201     11,046
  Asset-backed securities.............................         --         --      3,481      3,481     19,982
Total assets..........................................     44,238    163,653    172,340    162,582    291,082
Notes payable.........................................      4,656     22,113     15,500      4,406    104,222
Mortgage warehouse debt...............................         --         --         --         --      5,693
Nonrecourse debt......................................         --      6,000        959      4,761     30,605
Total indebtedness....................................      4,656     28,113     16,459      9,167    140,520
Shareholders' equity..................................     18,735     91,699    113,586    114,558    129,024

OTHER DATA:
Face Value of assets under management.................  $8,060,400 $5,756,900 $3,088,700 $2,436,800 $3,040,700
Commercial mortgage loans originated (for the
 period ended):
  Face Value..........................................         --         --   $610,000   $185,200  $1,585,000
  Number of loans.....................................         --         --        106         28        255
Commercial mortgage loans serviced:
  Face Value..........................................         --         --  $2,555,000 $2,592,000 $2,970,000
  Number of loans.....................................         --         --        592        559        749

------------------------------
(1) Includes the Company's operations for the two months ended December 31, 1992, and the combined operations of its predecessor entities for the ten months ended October 31, 1992.

(2) Summary Income Statement and Other Data for the fiscal year ended December 31, 1994, and the nine months ended September 30, 1994, reflect data for Holliday Fenoglio effective August 1, 1994, the effective date of its acquisition by the Company.

                                  RISK FACTORS

    PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER, AMONG OTHER THINGS, THE FOLLOWING FACTORS IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING SHARES OF THE COMMON STOCK OFFERED HEREBY.

GENERAL ECONOMIC CONDITIONS

    Periods of economic slowdown or recession, rising interest rates or declining demand for real estate may adversely affect certain segments of the Company's business. Although such economic conditions may increase the number of non-performing loans available for sale to or for management by the Company, such conditions could adversely affect the resolution of Asset Portfolios held by the Company for its own account or managed for others by the Company, lead to a decline in prices or demand for collateral underlying Asset Portfolios or, in the case of Asset Portfolios held for the Company's own account, increase the cost of capital invested by the Company and the length of time that capital is invested in a particular portfolio, thereby negatively impacting the rate of return upon resolution of the portfolio. Economic downturns and rising interest rates also may reduce the number of mortgage loan originations by the Company's mortgage banking business and, therefore, may adversely affect the Company's mortgage banking business.

UNCERTAIN NATURE OF THE ASSET ACQUISITION AND RESOLUTION BUSINESS

    The outsourcing of the management and resolution of Asset Portfolios has grown rapidly since the late 1980s; accordingly, the asset acquisition and resolution business is relatively young and still evolving. This business is affected by long-term cycles in the general economy. In addition, the Asset Portfolios available for purchase by investors and/or management by third party servicers such as the Company has declined since 1993. The Company cannot predict what will be a normal annual volume of Asset Portfolios to be sold or outsourced for management and resolution. Moreover, there cannot be any assurance that Asset Portfolio purchasers/owners for whom the Company provides Asset Portfolio management services will not build their own management and resolution staffs and reduce or eliminate their outsourcing of these services. As a result of these factors, it is difficult to predict the long-term future of this business.

STRATEGIC SHIFT IN BUSINESS LINES

    In early 1994, the Company made the strategic decision to diversify its business lines and to reduce the Company's dependence on asset management and resolution contracts with governmental agencies and certain other entities. The Company has substantially increased its investments in Asset Portfolios. The Company also pursues private sector Asset Portfolio management contracts, generally through co-investing in Asset Portfolios. Since 1993, the Company has also entered the commercial and residential mortgage banking businesses and has purchased a pension advisory business.

    As a result, the Company must simultaneously manage (i) a significant change in its customer mix, (ii) the investment of the Company's own capital in Asset Portfolios, and (iii) the development of new business lines in which the Company has not previously participated. All of these activities will require the investment of additional capital and/or the significant involvement of senior management to achieve a successful outcome. There is no assurance that the Company will successfully execute this strategic transition.

NEED FOR ADDITIONAL FINANCING

    The Company's ability to execute its business strategy depends to a significant degree on its ability to obtain additional indebtedness and equity capital. Other than as described in this Prospectus, the Company has no commitments for additional borrowings or sales of equity and there can be no assurance that the Company will be successful in consummating any such future financing transactions on terms satisfactory to the Company, if at all. Factors which could affect the Company's access to the capital markets, or the costs of such capital, include changes in interest rates, general economic conditions, and the perception in the capital markets of the Company's business, results of operations, leverage, financial condition and business prospects.

    Following the Offering, the Company will continue to have substantial indebtedness and, as a result, significant debt service obligations. The degree of the Company's leverage could have important consequences to purchasers of the Common Stock, including: (i) limiting the Company's ability to obtain additional financing to fund future working capital requirements, Asset Portfolio investments, capital expenditures, acquisitions or other general corporate requirements, (ii) requiring a significant portion of the Company's cash flow from operations to be dedicated to debt service requirements, thereby reducing the funds available for operations and future business opportunities, and (iii) increasing the Company's vulnerability to adverse economic and industry conditions. In addition, since certain of the Company's borrowings, including borrowings under the Revolving Loan Agreement, will be at variable rates of interest, the Company will be vulnerable to increases in interest rates.

    The Credit Agreements contain numerous financial and operating covenants that will limit the discretion of the Company's management with respect to certain business matters. These covenants will place significant restrictions on, among other things, the ability of the Company to incur additional indebtedness, to create liens or other encumbrances, to make certain payments and investments, and to sell or otherwise dispose of assets and merge or consolidate with other entities.

    Each of these factors is to a large extent subject to economic, financial, competitive and other factors beyond the Company's control. See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

DEPENDENCE ON SECURITIZATION PROGRAM

    The Company may become more dependent upon its ability to pool and sell loans in the secondary market in order to generate cash proceeds for new originations and purchases. Accordingly, adverse changes in the secondary mortgage market could impair the Company's ability to originate, purchase and sell mortgage loans on a favorable or timely basis. Any such impairment could have a material adverse effect upon the Company's business and results of operations. In addition, in order to gain access to the secondary market, the Company may rely on monoline insurance companies to provide, in exchange for premiums, a guarantee on outstanding senior interests in the related securitization trusts to enable it to obtain a "AAA/ Aaa" rating for such interests. Any substantial reductions in the size or availability of the secondary market for the Company's loans, or the unwillingness of monoline insurance companies to guarantee the senior interests in the Company's loan pools, could have a material adverse effect on the Company's financial position and results of operations.

RISKS OF HEDGING TRANSACTIONS

    The Company has in the past and may in the future enter into interest rate or foreign currency financial instruments used for hedging purposes. While intended to reduce the effects of volatility in interest rate or foreign currency price movements, such transactions could cause the Company to recognize losses depending on the terms of the instrument and the interest rate or foreign currency price movement.

COMPETITION

    The Asset Portfolio management and other financial services industries in which the Company operates are highly competitive. Some of the Company's principal competitors in certain business lines are substantially larger and better capitalized than the Company. Because of these resources, these companies may be better able than the Company to obtain new customers, to acquire Asset Portfolios, to pursue new business opportunities, or to survive periods of industry consolidation. See "Business -- Competition."

    The Company believes that its ability to acquire Asset Portfolios for its own account will be important to its future growth. Acquisitions of portfolios are often based on competitive bidding, where there are dangers of bidding too low (which generates no business), as well as of bidding too high (which could win the portfolio at an economically unattractive price). Portfolio acquisitions also require significant capital. There currently is substantial competition for portfolio acquisitions and such competition could increase in the future. See "Business -- Asset Acquisition and Resolution Business -- Asset Portfolio Investment."

INFLUENCE BY THE SELLING SHAREHOLDERS

    Following the Offering, the Selling Shareholders will own in the aggregate approximately 26.9% of the Common Stock then outstanding (approximately 25.4% if the Underwriters' over-allotment option is exercised in full). In addition, the Selling Shareholders are party to a voting agreement with two other persons (which persons will hold an aggregate of approximately 2.5% of the Common Stock outstanding after the Offering) whereby the parties thereto have agreed to vote their shares of Common Stock for eight designees nominated by the parties pursuant to the terms of such voting agreement. As a result of the above-described ownership and relationships, the Selling Shareholders will be able to continue to exercise significant influence over the affairs of the Company. See "Management" and "Principal and Selling Shareholders and Share Ownership of Management."

VOLATILITY OF MARKET PRICE FOR COMMON STOCK

    From time to time after the Offering, there may be significant volatility in the market price for the Common Stock. Quarterly operating results of the Company, changes in conditions in the economy or the financial services industries, or other developments affecting the Company could cause the market price of the Common Stock to fluctuate substantially.

SHARES ELIGIBLE FOR FUTURE SALE

    Following the Offering, the Company will have outstanding 26,364,992 shares of Common Stock, assuming no exercise of the Underwriters' over-allotment option. Of these shares, a total of 17,449,551, including the 4,000,000 shares offered hereby, will be eligible for sale in the open market without restriction. The remaining 8,915,441 shares of Common Stock are "affiliate securities" as that term is defined in Rule 144 or 145 promulgated under the Securities Act. Of these affiliate securities, approximately 7,891,920 shares are currently eligible for sale in the public market pursuant to Rules 144 and
145. Holders of a substantial portion of the affiliate securities (including the Selling Shareholders) have contractual registration rights. Additional shares of Common Stock, including shares issuable upon exercise of options, will also become eligible for sale in the public market pursuant to Rules 144 and 145 from time to time. The Company, its directors and executive officers, and the Selling Shareholders have agreed not to sell any of their shares of Common Stock (other than the shares to be sold in the Offering) for a period of 180 days from the date of this Prospectus without the prior written consent of the Representatives of the Underwriters. Following the Offering, sales and potential sales of substantial amounts of the Company's Common Stock in the public market pursuant to Rules 144 and 145 or otherwise could adversely affect the prevailing market prices for the Common Stock and impair the Company's ability to raise additional capital through the sale of equity securities. See "Principal and Selling Shareholders and Share Ownership of Management," "Description of Capital Stock," "Shares Eligible for Future Sale" and "Underwriting."

ANTI-TAKEOVER CONSIDERATIONS

    The Company's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Company's Board of Directors rather than pursue non-negotiated takeover attempts. These provisions include a staggered Board of Directors, authorized "blank check" preferred stock, supermajority voting requirements on certain matters and prohibitions against certain business combinations. The Indenture governing the Company's 8% Convertible Subordinated Debentures due 2005 (the "Debentures") requires the Company to repurchase all outstanding Debentures in the event of certain change of control transactions. These anti-takeover provisions could have the effect of discouraging or making more difficult a merger, tender offer, other business combination or proxy contest, even if such event would be favorable to the interests of the shareholders. See "Description of Capital Stock -- Delaware Law and Certain Corporate Provisions" and "Recent Developments."

                              RECENT DEVELOPMENTS

    ACQUISITION OF CKSRS. Effective June 30, 1995, the Company acquired for approximately $1.3 million substantially all of the assets of CKSRS, a Miami-based commercial mortgage banking limited partnership specializing in the origination, sale and servicing of mortgages on multi-family properties in Florida.

    ACQUISITION OF EQS. On October 27, 1995, the Company completed the acquisition of the third-party securitized, commercial mortgage loan Master Servicer and Special Servicer businesses of EQS. The purchase price was approximately $16.9 million. At September 30, 1995, the EQS businesses acquired by the Company had contracts to service approximately $6.0 billion of securitized commercial mortgage loans. The Company believes that it is now one of the largest servicers of securitized commercial mortgages in the United States.

    ACQUISITION OF ACACIA. Effective November 20, 1995, the Company completed the purchase for approximately $4.5 million of substantially all of the pension fund advisory contracts and certain other assets of Acacia. Acacia provides real estate investment advisory services to pension and other institutional investors in respect of investments in office, industrial and distressed real estate properties. Through these contracts, to date approximately 35 clients have invested over $970.0 million in commercial real estate representing approximately 63 properties with over 13.5 million square feet of commercial space and approximately 670 apartment units. Acacia is based in Boston and has approximately 18 employees.

    CONVERTIBLE DEBENTURE OFFERING. On November 27, 1995, the Company completed an offering conducted in Europe (the "Debenture Offering"), pursuant to Regulation S promulgated under the Securities Act, of $45.0 million aggregate principal amount of Debentures. The net proceeds (aggregating approximately $43.0 million) from such offering were used to repay borrowings under the Company's Revolving Loan Agreement. The Debentures bear interest at 8% per annum and will mature on December 15, 2005. There is no sinking fund or amortization of principal prior to maturity. The Debentures are not redeemable prior to December 15, 1996. The Debentures are convertible at the option of the holders into shares of Common Stock at a conversion price of $12.50 per share
(equivalent to a conversion rate of 80 shares of Common Stock per $1,000 principal amount of Debentures), subject to adjustment in certain events. The Debentures are unsecured obligations of the Company and subordinated to all existing and future Senior Indebtedness (as defined in the Indenture) of the Company. The Debentures contain certain rights of the holder to require the repurchase of the Debentures (i) upon a Fundamental Change (as defined in the Indenture) and (ii) if the Company is not able to maintain a Net Worth (as defined in the Indenture) of $115,891,000 plus net proceeds to the Company from any offering of Common Stock (including the Offering contemplated hereby). There are certain other covenants restricting dividends on and redemptions of capital stock.

    The Debentures (and the underlying Common Stock) have not been registered under the Securities Act and may not be offered or sold in the United States without registration under the Securities Act (the Company has agreed to register for resale under the Securities Act the underlying Common Stock) or absent an applicable exemption from the registration requirements.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale by the Company of 2,000,000 shares of its Common Stock offered hereby (after deducting underwriting discounts and estimated expenses of the Offering) will be approximately $21.8 million ($25.1 million if the Underwriters' over-allotment option is exercised in full). The Company will not receive any of the proceeds from the shares of Common Stock sold by the Selling Shareholders. See "Principal and Selling Shareholders and Share Ownership of Management."

    The Company intends to use the net proceeds it receives to reduce the Company's outstanding borrowings under the Revolving Loan Agreement (which had an outstanding balance of approximately $38.2 million at November 30, 1995). On November 27, 1995, the Company received net proceeds of approximately $43.0 million from the sale of the Debentures which were applied to pay down outstanding indebtedness under the Revolving Loan Agreement. For the nine months ended September 30, 1995, the weighted average interest rate on indebtedness under the Company's bank credit agreement (which was replaced on September 29, 1995 by the Revolving Loan Agreement) was 8 1/5% per annum. The indebtedness under the predecessor credit agreement was incurred primarily in connection with investments in Asset Portfolios, the acquisition of CKSRS, the EQS Acquisition, the Acacia Acquisition and other general corporate purposes. After application of the net proceeds to the Company of the Offering, $55.9 million would be available for reborrowing under the Revolving Loan Agreement to be used for general corporate purposes, which may include funding investments in Asset Portfolios, acquiring new businesses or making strategic investments in companies that complement the Company's business lines and strategies. Other than as disclosed in this Prospectus, the Company has no understandings or agreements in respect of any material acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                  PRICE RANGE OF AND DIVIDENDS ON COMMON STOCK

    The Common Stock is quoted on the Nasdaq National Market under the symbol "AMMB." The following table shows, for the calendar periods indicated, the range of high and low last sale price per share for the Common Stock as quoted on the Nasdaq National Market and the cash dividends paid per share.

                                                                                 CASH DIVIDENDS
                                                             HIGH        LOW        PER SHARE
                                                           ---------  ---------  ---------------
1993
  First Quarter..........................................  $   5.125  $   3.750     $      --(1)
  Second Quarter.........................................      5.000      4.125            --(1)
  Third Quarter..........................................      6.500      4.000            --(1)
  Fourth Quarter.........................................      7.250      5.500         0.050

1994
  First Quarter..........................................  $   8.500  $   6.500     $   0.050
  Second Quarter.........................................      8.000      6.750         0.050
  Third Quarter..........................................      8.250      7.000         0.050
  Fourth Quarter.........................................      8.750      5.500         0.050

1995
  First Quarter..........................................  $   7.125  $   5.875     $   0.050
  Second Quarter.........................................      9.375      6.750         0.050
  Third Quarter..........................................     13.375      8.750         0.050
  Fourth Quarter (through December 7, 1995)..............     13.375      9.750         0.050
-------------------
(1)  Does not include dividends paid by BEI prior to the BEI Merger.

    The last reported sale price of the Common Stock on December 7, 1995, was $12.00 per share. At September 30, 1995, the Company had approximately 3,100 shareholders of record.

    Since October 15, 1993, the Company has paid a quarterly dividend of $0.05 per share on shares of Common Stock. The Company has announced that it will discontinue its policy of paying cash dividends. The Board of Directors has determined to retain all earnings to support anticipated growth in the current operations of the Company and to finance future expansion. The Credit Agreements and the Indenture governing the Debentures restrict the payment of cash dividends unless certain earnings tests are satisfied. Future declarations and payments of dividends, if any, will be determined in light of then-current conditions, including the Company's earnings, operations, capital requirements, liquidity, financial condition, restrictions in financing agreements and other factors deemed relevant by the Board of Directors.

                                 CAPITALIZATION

    The following table presents the capitalization of the Company at September 30, 1995, and (i) as adjusted to reflect the EQS Acquisition, the incurrence through November 30, 1995 of $115.8 million of indebtedness under a warehouse facility, the Acacia Acquisition and completion of the Debenture Offering, and
(ii) as further adjusted to reflect the application of the estimated net proceeds from the sale of the 2,000,000 shares of Common Stock offered by the Company hereby as described under "Use of Proceeds." The table should be read in conjunction with the Consolidated Financial Statements of the Company, the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" included elsewhere in this Prospectus.

                                                                                  AS OF SEPTEMBER 30, 1995
                                                                            ------------------------------------
                                                                                            AS       AS FURTHER
                                                                              ACTUAL    ADJUSTED (2) ADJUSTED (3)
                                                                            ----------  -----------  -----------
                                                                                        (UNAUDITED)
                                                                                   (DOLLARS IN THOUSANDS)
Debt(1):
  Notes payable...........................................................  $  104,222   $  82,586    $  60,806
  Mortgage warehouse debt.................................................       5,693     121,458      121,458
  Nonrecourse debt........................................................      30,605      30,605       30,605
  Convertible Subordinated Debentures.....................................          --      45,000       45,000
                                                                            ----------  -----------  -----------
    Total debt............................................................     140,520     279,649      257,869
                                                                            ----------  -----------  -----------
Shareholders' equity:
  Common Stock, par value $0.05 per share; 50,000,000 authorized shares
   and 24,193,464 issued shares, as adjusted(4)...........................       1,210       1,210        1,310
  Capital in excess of par................................................      78,790      78,790      100,470
  Reductions for employee stock...........................................        (620)       (620)        (620)
  Treasury stock, 24,339 shares...........................................        (160)       (160)        (160)
  Retained earnings.......................................................      49,804      49,804       49,804
                                                                            ----------  -----------  -----------
    Total shareholders' equity............................................     129,024     129,024      150,804
                                                                            ----------  -----------  -----------
    Total capitalization..................................................  $  269,544   $ 408,673    $ 408,673
                                                                            ----------  -----------  -----------
                                                                            ----------  -----------  -----------

------------------------------
(1) See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Note 5 of Notes to Consolidated Financial Statements for a description of this indebtedness.

(2) Gives effect to the EQS Acquisition, the incurrence through November 30, 1995 of $115.8 million of indebtedness under a warehouse facility, the Acacia Acquisition and completion of the Debenture Offering.

(3) Gives effect to the offering of Common Stock by the Company hereby and the application of the net proceeds therefrom as described in "Use of Proceeds."

(4) Does not include an aggregate of 1,775,948 shares of Common Stock reserved for issuance at September 30, 1995, upon the exercise of outstanding stock options and 2,405,665 shares available for future grants of options under the Company's stock option plans. See Note 11 of Notes to Consolidated Financial Statements.

                        SUMMARY FINANCIAL AND OTHER DATA

    The summary data presented below under the captions "Summary Income Statement" and "Summary Balance Sheet Data" for and as of the end of each of the fiscal years in the three-year period ended December 31, 1994, are derived from the Consolidated Financial Statements of the Company and its predecessors audited by Deloitte & Touche LLP and included herein. In the opinion of management of the Company, the data presented for the nine months ended September 30, 1994 and 1995, which are derived from the Company's unaudited consolidated financial statements, reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations for such periods. Results for the nine months ended September 30, 1995, are not necessarily indicative of results for the entire fiscal year. Summary historical data of the Company's predecessors have not been presented as of the end of or for the six months ended December 31, 1990, and fiscal year 1991 because the Company believes that such data for those periods are not meaningful in comparison to subsequent periods, due to significant changes in the Company's business since that time. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements and the Notes to Consolidated Financial Statements.

                                                                                             NINE MONTHS ENDED
                                                               YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                                           -------------------------------  --------------------
                                                            1992(1)     1993      1994(2)    1994(2)     1995
                                                           ---------  ---------  ---------  ---------  ---------
                                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SUMMARY INCOME STATEMENT:
Revenues:
  Asset management and resolution fees...................   $166,857   $168,313   $120,640   $101,221    $27,278
  Asset Portfolio income.................................         --      2,642     13,089      8,433     23,662
  Mortgage banking fees..................................         --         --      6,176      1,967     14,077
  Other revenues.........................................      1,273      1,207     17,279     16,184      4,585
                                                           ---------  ---------  ---------  ---------  ---------
      Total revenues.....................................    168,130    172,162    157,184    127,805     69,602
Operating expenses.......................................    134,085    127,731    119,730     92,579     46,860
                                                           ---------  ---------  ---------  ---------  ---------
Operating income.........................................     34,045     44,431     37,454     35,226     22,742
Interest expense.........................................         19        754      1,768      1,696      2,771
                                                           ---------  ---------  ---------  ---------  ---------
Income from continuing operations before taxes...........     34,026     43,677     35,686     33,530     19,971
Income tax expense.......................................     10,730     17,371     14,753     13,874      7,541
                                                           ---------  ---------  ---------  ---------  ---------
Income from continuing operations........................     23,296     26,306     20,933     19,656     12,430
Gain (loss) from discontinued operations.................     (1,063)    (2,088)    (2,185)      (976)     2,425
                                                           ---------  ---------  ---------  ---------  ---------
Net income...............................................    $22,233    $24,218    $18,748    $18,680    $14,855
                                                           ---------  ---------  ---------  ---------  ---------
                                                           ---------  ---------  ---------  ---------  ---------
Earnings per share from continuing operations............      $2.04      $2.33      $0.88      $0.83      $0.51
Earnings per share.......................................       1.95       2.15       0.79       0.79       0.61
Weighted average number of shares outstanding............  11,419,536 11,288,688 23,679,239 23,515,800 24,429,822

                                                                 AS OF DECEMBER 31,         AS OF SEPTEMBER 30,
                                                           -------------------------------  --------------------
                                                             1992       1993       1994       1994       1995
                                                           ---------  ---------  ---------  ---------  ---------
SUMMARY BALANCE SHEET DATA:

Cash and cash equivalents................................     $4,228    $43,442    $20,446    $41,733    $12,720
Investment securities....................................         --         --         --         --     27,222
Investment in Asset Portfolios:
  Loans..................................................         --     33,795     30,920     17,272    114,676
  Partnerships and joint ventures........................         --      2,503     22,491     14,157     30,052
  Real estate............................................         --      2,504     14,054     14,201     11,046
  Asset-backed securities................................         --         --      3,481      3,481     19,982
Total assets.............................................     44,238    163,653    172,340    162,582    291,082
Notes payable............................................      4,656     22,113     15,500      4,406    104,222
Mortgage warehouse debt..................................         --         --         --         --      5,693
Nonrecourse debt.........................................         --      6,000        959      4,761     30,605
Total indebtedness.......................................      4,656     28,113     16,459      9,167    140,520
Shareholders' equity.....................................     18,735     91,699    113,586    114,558    129,024

OTHER DATA:

Face Value of Assets under management....................  $8,060,400 $5,756,900 $3,088,700 $2,436,800 $3,040,700
Commercial mortgage loans originated (for the
 period ended):
  Face Value.............................................         --         --   $610,000   $185,200  $1,585,000
  Number of loans........................................         --         --        106         28        255
Commercial mortgage loans serviced:
  Face Value.............................................         --         --  $2,555,000 $2,592,000 $2,970,000
  Number of loans........................................         --         --        592        559        749

------------------------------
(1) Includes the Company's operations for the two months ended December 31, 1992, and the combined operations of its predecessor entities for the ten months ended October 31, 1992.

(2) Summary Income Statement and Other Data for the fiscal year ended December 31, 1994, and the nine months ended September 30, 1994, reflect data for Holliday Fenoglio effective August 1, 1994, the effective date of its acquisition by the Company.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW
    On December 31, 1993, BEI merged with Holdings. The BEI Merger was accounted for as a "reverse acquisition" whereby Holdings was deemed to have acquired BEI for financial reporting purposes. However, BEI, renamed AMRESCO, INC., remains the continuing legal entity and registrant for Commission filing purposes. Consistent with the reverse acquisition accounting treatment, the historical financial statements of AMRESCO, INC. presented for the year ended December 31, 1993, and the two months ended December 31, 1992, are the consolidated financial statements of Holdings and differ from the consolidated financial statements of BEI as previously reported. The results of operations of BEI have been included in the Company's financial statements from the date of acquisition.

    The Company's business originally consisted almost entirely of providing Asset Portfolio management and resolution services for government agencies and certain financial institutions. In 1994, the Company concluded all its significant business relationships with government agencies and the NationsBank Contract and also began to shift its focus toward Asset Portfolio investing by the Company and the development of new lines of financial service businesses. Since the BEI Merger, the Company has extended its business lines to offer a full range of mortgage banking services, has increased its interests in Asset Portfolios and has disposed of certain non-core business lines. These significant changes in the composition of the Company's business are reflected in the Company's results of operations and may limit the comparability of the Company's results from period to period.

    The following discussion and analysis presents the significant changes in the financial condition and results of continuing operations of the Company for the years ended December 31, 1992, 1993 and 1994, and the nine month periods ended September 30, 1994 and 1995. The historical data for 1992 is presented on a pro forma basis with Holdings' predecessor businesses as if their acquisition had occurred on January 1, 1992. Such information may not be comparable to the Company's current operations. The results of operations of acquired businesses are included in the Consolidated Financial Statements from the date of acquisition. This discussion should be read in conjunction with the financial statements and Notes to Consolidated Financial Statements.

                                                                                              NINE MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                                            -------------------------------  --------------------
                                                              1992       1993       1994       1994       1995
                                                            ---------  ---------  ---------  ---------  ---------
                                                                           (DOLLARS IN THOUSANDS)
Revenues:
  Management fees.........................................  $  40,222  $  30,521  $  27,991  $  23,468  $  15,136
  Resolution fees.........................................     66,288     88,031     65,773     58,287     11,615
  Asset Portfolio income..................................         --      2,642     13,089      8,433     23,662
  Mortgage banking fees...................................         --         --      6,176      1,967     14,077
  Other revenues..........................................      1,273      1,207     17,279     16,184      4,585
                                                            ---------  ---------  ---------  ---------  ---------
    Total revenues before assistance revenue..............    107,783    122,401    130,308    108,339     69,075
  Assistance revenue......................................     60,347     49,761     26,876     19,466        527
                                                            ---------  ---------  ---------  ---------  ---------
    Total revenues........................................    168,130    172,162    157,184    127,805     69,602
Expenses:
  Personnel...............................................     49,556     63,618     65,585     52,268     35,961
  Other general and administrative........................     16,130     11,315     27,194     20,910      9,926
  Interest................................................         19        754      1,768      1,696      2,771
  Profit participations...................................      8,052      3,037         75        (65)       446
                                                            ---------  ---------  ---------  ---------  ---------
    Total expenses before reimbursable costs..............     73,757     78,724     94,622     74,809     49,104
  Reimbursable costs......................................     60,347     49,761     26,876     19,466        527
                                                            ---------  ---------  ---------  ---------  ---------
    Total expenses........................................    134,104    128,485    121,498     94,275     49,631
Income from continuing operations before
 taxes....................................................     34,026     43,677     35,686     33,530     19,971
Income tax expense on continuing operations...............     10,730     17,371     14,753     13,874      7,541
                                                            ---------  ---------  ---------  ---------  ---------
Income from continuing operations.........................     23,296     26,306     20,933     19,656     12,430
Gain (loss) from discontinued operations..................     (1,063)    (2,088)    (2,185)      (976)     2,425
                                                            ---------  ---------  ---------  ---------  ---------
Net Income................................................  $  22,233  $  24,218  $  18,748  $  18,680  $  14,855
                                                            ---------  ---------  ---------  ---------  ---------
                                                            ---------  ---------  ---------  ---------  ---------

RESULTS OF OPERATIONS

    Revenues from the Company's asset management and resolution services include fees charged for the management of Asset Portfolios and for the successful resolution of the assets within such Asset Portfolios. The asset base of each Asset Portfolio declines over the life of the portfolio, thus reducing asset management fees as assets within that Asset Portfolio are resolved. Resolution fees are earned as individual assets within an Asset Portfolio are resolved. These fees, therefore, are subject to fluctuation based on the consideration received, timing of the sale or collection of the managed assets and reaching specified earnings levels on behalf of investors or investment partners. Certain direct costs incurred, primarily through 1994, in the management of assets for the FDIC were paid by the Company and billed to the FDIC. Such costs were included in reimbursable costs and the related payment by the FDIC was included in assistance revenue. Such costs did not affect net income, other than the costs of such advanced funds, but at times required sizable capital resources until reimbursed by the FDIC.

    The Company classifies its investments in Asset Portfolios as loans, partnerships and joint ventures, real estate, and asset-backed securities. The original cost of an Asset Portfolio is allocated to individual assets within that Asset Portfolio based on their relative fair value to the total purchase price. The difference between gross estimated cash flows from loans and asset-backed securities and their present value is accrued using the level yield method of accounting. The Company accounts for its investments in partnerships and joint ventures using the equity method of accounting, generally resulting in the pass-through of the Company's pro rata share of the earnings of the partnership or joint venture. Real estate is accounted for at the lower of cost or estimated fair value. Gains and losses on the sale or collection of specific assets are recognized on a specific identification basis. Loans, partnerships and joint ventures, and real estate are carried at the lower of cost or estimated fair value. The Company's investments in asset-backed securities are classified as available for sale and are carried at estimated fair value determined by discounting estimated cash flows at current market rates. Any unrealized gains (losses) on asset-backed securities are excluded from earnings and reported as a separate component of shareholders' equity, net of tax effects.

    Revenues from the Company's commercial mortgage banking activities are earned from the origination and underwriting of commercial mortgage loans, the placement of such loans with permanent investors and the subsequent servicing of loans. Loan placement and servicing fees, commitment fees and real estate brokerage commissions are recognized as earned. Placement and servicing expenses are charged to expense as incurred.

    Other revenues consist of interest on the Company's investments in cash equivalents, consulting revenues earned on due diligence, interest and fees on loans net of loan participations, and other miscellaneous income. Additionally, the third quarter of 1994 includes the $10.0 million NationsBank Contract conclusion fee.

    In December 1994, the Company elected to dispose of the operations of AMRESCO Services, Inc., its data processing and home banking subsidiary, in order to concentrate efforts in the Company's primary lines of business. The loss from such discontinued operations totaled approximately $1.1 million, $2.1 million, $2.2 million, and $1.0 million for years ended December 31, 1992, 1993, and 1994 and the nine months ended September 30, 1994, respectively. This subsidiary was sold on June 16, 1995 for a net gain of $2.4 million or $0.10 per share.

NINE MONTHS ENDED SEPTEMBER 30, 1995 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1994

    REVENUES. Revenues before assistance revenue for the nine months ended September 30, 1995 compared to the corresponding period of 1994 decreased $39.3 million, or 36.2%. This decrease was due, in part, to an $8.3 million, or 35.5%, decrease in management fees and a $46.7 million, or 80.1%, decrease in resolution fees. In addition, other revenues decreased $11.6 million from 1994 to 1995, for a 71.7% decrease, primarily as a result of the NationsBank Contract that concluded during the third quarter of 1994 for which the Company received an early conclusion fee of $10.0 million in August 1994. The decreases also resulted from reduced revenues from government sector contracts as these contracts concluded. These decreases were partially offset by Asset Portfolio income, which increased $15.2 million, due to a significant increase in investments in Asset Portfolios, and a $12.1 million increase in mortgage banking revenue, primarily due to the inclusion of Holliday Fenoglio, which was purchased in August 1994, and ACC, which commenced underwriting activities in the fourth quarter of 1994.

    EXPENSES. Total expenses before reimbursable costs decreased $25.7 million, or 34.4%, for the first nine months of 1995 compared to the corresponding period in 1994. The first nine months of 1994 included expenses of $20.7 million as compared to none in the corresponding period in 1995 for the NationsBank Contract that concluded in the third quarter of 1994 and for government sector contracts that were concluding during 1994. Additionally, during the nine months ended September 30, 1995, general and administrative expenses were reduced by a $3.7 million change in estimate of accounts receivable bad debt reserve and other accrued expenses related to concluded asset management contracts, particularly the FDIC and RTC contracts. Receivables related to these contracts declined $16.7 million between December 31, 1994 and September 30, 1995. Also, the decrease in expenses for the nine months ended September 30, 1995, compared to the nine months ended September 30, 1994, reflected the corporate downsizing initiatives that began in the second half of 1994. The decline in expenses related to concluding contracts was partially offset by increased operating expenses related to the addition of the mortgage banking line of business and the growth in the asset acquisition and resolution operations. The $1.1 million, or 63.4%, increase in interest expense in 1995 reflects greater borrowing related to increased investments in Asset Portfolios.

    INCOME TAXES. The Company must have future taxable income to realize recorded deferred tax assets, including net operating loss carryforward tax benefits obtained in the BEI Merger. Certain of these benefits expire beginning in 1995 and are subject to annual utilization limitations. Management believes that recorded deferred tax assets will be realized in the normal course of business. The decrease in the effective income tax rate for the nine months ended September 30, 1995 was primarily due to permanent tax differences related to mortgages sold by a partnership in which the Company owns an interest for which the acquired tax basis exceeded the book basis.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

    REVENUES. Revenues before assistance revenue for 1994 totaled $130.3 million compared to $122.4 million for 1993, an increase of $7.9 million, or 6.5%. Management fees decreased $2.5 million, or 8.3%, and resolution fees declined $22.3 million, or 25.3%, during 1994, principally due to only eight months of operations under the NationsBank Contract, as well as reduced revenues from the government sector contracts as the contracts continued to conclude. These declines were offset by a $10.4 million increase in Asset Portfolio income, a $6.2 million increase in mortgage banking revenue due to the acquisition of Holliday Fenoglio and the commencement of business by ACC. In addition, there was an increase in other revenues of $16.1 million primarily due to the $10.0 million conclusion fee from the NationsBank Contract and $3.8 million in revenue relating to the inclusion in 1994 of BEI operations, primarily from the operations of a subsidiary for the period prior to its sale in the first quarter of 1994 and its resulting sale.

    EXPENSES. Total expenses before reimbursable costs increased by $15.9 million, or 20.2%, in 1994 primarily due to an increase in personnel costs of $2.0 million and an increase in other general and administrative expenses of $15.9 million. These increases were partially offset by a decrease in the profit participations of $3.0 million. The increase in personnel costs was due to the addition of personnel costs for BEI, Holliday and ACC, which was partially offset by reductions in full time employees associated with concluded asset management contracts. Other general and administrative expenses increased $15.9 million over 1993, primarily due to the inclusion of BEI and Holliday Fenoglio in 1994 and the $2.8 million intangible write-off related to the conclusion of the NationsBank Contract in 1994. The decrease of the profit participations of $3.0 million, or 97.5%, was primarily due to the modification of the NationsBank Contract effective April 1, 1993, that effected an exchange of NationsBank's profit participation in the Company's income before taxes for a rebate of fees. See "-- Year Ended December 31, 1993 Compared to Pro Forma Year Ended December 31, 1992 -- Profit Participation."

    PRO FORMA INCOME SUMMARY. Revenues before assistance revenue for 1994 totaled $130.3 million compared to pro forma combined revenues before assistance revenue of approximately $160.3 million, assuming the BEI Merger had been consummated as of January 1, 1993. The $30.0 million, or 18.7%, decrease is primarily due to a decrease in BEI revenues of $15.3 million and a decrease in Holdings revenues of $14.7 million. The decline in revenues is primarily related to the conclusion of certain asset management contacts during 1994 and the sale of certain Company subsidiaries in the first quarter of 1994. Income from continuing operations for 1994 totaled $20.9 million when compared to pro forma net income of $28.3 million for 1993, after removing the impact of merger expenses, net gain on sales of subsidiaries and discontinued operations for a decrease of $7.4 million, or 26.1%. Earnings per share for income from continuing operations was $0.88 for 1994, compared to $1.34 for the previous year for a decrease of $0.46, or 34.3%.

YEAR ENDED DECEMBER 31, 1993 COMPARED TO PRO FORMA YEAR ENDED DECEMBER 31, 1992

    REVENUES. Revenues before assistance revenue for 1993 totaled $122.4 million compared to $107.8 million in 1992, an increase of $14.6 million, or 13.5%. During 1993, management and resolution fees from private contracts increased approximately $25.1 million, or 33.4%, primarily due to the Company reaching the highest incentive fee rate due to the level of collections on the NationsBank Contract. Resolution fees from the FDIC contract increased approximately $7.8 million, or 105.0%, primarily due to reaching a higher resolution fee rate due to the level of cumulative collections. The increases in resolution fees from the private and FDIC contracts were partially offset by decreases of approximately $6.7 million, or 68.4%, and approximately $6.8 million, or 47.6%, in management and resolution fees, respectively, from the RTC contracts. The decrease in fees on the RTC contracts was primarily due to the lower volume of assets managed. Effective April 1, 1993, the NationsBank Contract was renegotiated to reduce fees by providing for a 12.25% rebate of fees earned on such contract. Rebated fees totaled $7.3 million for the last nine months of 1993. Income from an Asset Portfolio purchased in August 1993 were $2.6 million.

    EXPENSES. Total personnel and other general and administrative expenses were $75.7 million for 1993 compared to $65.7 million for 1992 for an increase of $10.0 million, or 15.2%. Personnel expense increased $14.1 million to $63.6 million in 1993 from $49.5 million in 1992. The majority of this increase was due to 1993 being the first full year of operations of Holdings as a separate entity, resulting in increases in employee benefit programs, additional corporate personnel as well as staff additions for the private contracts. Additionally, the incentive compensation and severance compensation plans were expanded in 1993. Other general and administrative expenses decreased in 1993 to $12.1 million from $16.1 million in 1992.

    PROFIT PARTICIPATION. The profit participation by NationsBank Corporation began with the acquisition of Holdings by private investors, effective October 31, 1992. The profit participation would have been $6.5 million higher, or $8.1 million on a pro forma basis, if the profit participation had been effective as of January 1, 1992. Effective April 1, 1993, a rebate of fees on the NationsBank Contract was granted in exchange for the termination of NationsBank Corporation's profit participation in Holdings' income before taxes.

    PRO FORMA INCOME SUMMARY. Pro Forma combined revenues before assistance revenue, assuming the BEI Merger had been consummated as of January 1, 1992, were approximately $160.3 million for 1993 compared to approximately $140.3 million for 1992. The $20.0 million, or 14.3%, increase in revenues was due to an increase of Holdings' revenues of $14.6 million which has been previously discussed and an increase of $5.4 million for BEI. The $5.4 million increase in revenues for BEI was primarily due to new private asset management and resolution contracts. Pro forma net income, after removing the impact of BEI's merger expenses, net gain on sales of subsidiaries and discontinued operations, resulted in net income of $28.3 million, up $4.5 million, or 18.9%, from $23.8 million for 1992. Earnings per share was $1.34 for 1993, compared to $1.14 for the previous year, for an increase of $0.20, or 17.5%.

LIQUIDITY AND CAPITAL RESOURCES

    Cash for investment in Asset Portfolios, originating/underwriting loans, acquiring loans for securitization, general operating expenses and business acquisitions is primarily obtained through cash flow and credit facilities, including: advances on the corporate and portfolio credit lines, mortgage warehouse lines and nonrecourse debt, retained earnings and cash flow from the resolution of Asset Portfolios in which the Company invests.

    On September 29, 1995, the Company entered into the $175.0 million Revolving Loan Agreement which matures and is payable in full on September 29, 1997. By its terms, the Revolving Loan Agreement has two primary components, $75.0 million available under a corporate facility (including $25.0 million under a temporary bridge facility) and $100.0 million available under a portfolio facility. The banks' current commitment under the Revolving Loan Agreement is limited to a total of $127.5 million, $68.9 million under the corporate facility (including $25.0 million under a temporary bridge facility that was repaid with the net proceeds of the Debenture Offering) and $58.6 million under the portfolio facility. The additional amounts under the Revolving Loan Agreement would become available to the Company upon the participation by additional financial institutions in the syndicate for the loan and upon an increase in the Company's borrowing base under this agreement. There can be no assurance that such events will occur. The borrowing terms, including interest, may be selected by the Company and tied to either the NationsBank of Texas' variable rate (8 3/4% at September 30, 1995) or, for advances on a term basis up to approximately 180 days, a rate equal to an adjusted LIBOR rate (7 5/8% at September 30, 1995 for a term of 30 days). There was a balance of $33.0 million at 7 5/8% outstanding under the corporate facility and $39.0 million at 7 5/8% and $5.0 million at 8 3/4% for a total of $44.0 million outstanding under the portfolio facility. The combined balance outstanding under the Revolving Loan Agreement was $77.0 million at September 30, 1995. At November 30, 1995, the balance outstanding under the corporate facility was $15.8 million including $2.8 million at 8 3/4%, $8.0 million at 7 5/8% and $5.0 million at 7 9/16%, and the balance outstanding under the portfolio facility was $22.4 million, including $20.0 million at 7 5/8% and $2.4 million at 8 3/4%. The combined balance outstanding under the Revolving Loan Agreement was $38.2 million at November 30, 1995.

    The Revolving Loan Agreement is secured by substantially all of the assets of the Company not pledged under other credit facilities, including stock of a majority of the Company's subsidiaries held by the Company. The Revolving Loan Agreement requires the Company to meet certain financial tests, including minimum consolidated tangible net worth, maximum consolidated funded debt to consolidated capitalization ratio, minimum fixed charge coverage ratio, minimum interest coverage ratio, maximum consolidated funded debt to consolidated earnings before interest, taxes, depreciation and amortization ("EBITDA") ratio and maximum corporate facility outstanding to consolidated EBITDA ratio. The Revolving Loan Agreement contains covenants that, among other things, will limit the incurrence of additional indebtedness, investments, asset sales, loans to shareholders, dividends, transactions with affiliates, acquisitions, mergers and consolidations, liens and encumbrances and other matters customarily restricted in such agreements.

    Prior to entering into the Revolving Loan Agreement, Holdings maintained a $75.0 million line of credit with NationsBank of Texas which bore interest at NationsBank of Texas' floating prime rate or an adjusted LIBOR rate plus 1 1/2%. This line of credit was terminated with the execution of the Revolving Loan Agreement.

    During July 1995, two wholly-owned subsidiaries of the Company jointly entered into a nonrecourse debt agreement for $27.5 million to support wholly-owned Asset Portfolio purchases. This nonrecourse facility is secured by all wholly-owned Asset Portfolios purchased with borrowings under this debt and bears interest at the financing company's prime rate plus 1 1/2% or LIBOR plus 3%. There was a balance outstanding at September 30, 1995, of $21.9 million under this nonrecourse debt agreement, $3.4 million at 10 1/4% and $18.5 million at 8 15/16%. This facility matures on July 31, 1998.

    On April 28, 1995, a wholly-owned subsidiary of the Company entered into a $25.0 million warehouse line of credit agreement with NationsBank of Texas to support its commercial mortgage financing. This facility is secured by loans originated through borrowings under this facility and bears interest at either the prime rate announced from time-to-time by NationsBank of Texas or an Adjusted LIBOR Rate (as defined in the facility) plus 2%. The Company also is a guarantor on this facility. At September 30, 1995, an advance of $2.7 million was outstanding at an interest rate of 7 13/16%. This facility matures on January 25, 1997.

    On August 15, 1995, a wholly-owned subsidiary of the Company entered into a warehouse line of credit agreement with a funding corporation to facilitate multi-family mortgage loan underwriting and origination. This facility is secured by the loans originated through borrowings under this facility and the stated interest rate for this line is an adjusted 30-day LIBOR rate plus 3% (8 33/50% at September 30, 1995). At September 30, 1995, an advance of $3.0 million was outstanding at an interest rate of 8 33/50%. Each borrowing under this facility is due 60 days after funding.

    On September 27, 1995, a wholly-owned subsidiary of the Company entered into an $8.7 million Global Master Repurchase Agreement to support the purchase of certain commercial mortgage pass-through certificates. This facility bears interest at 7 3/8%. The facility is secured by the Company's investments in certain asset-backed securities.

    On November 3, 1995, a wholly-owned subsidiary of the Company entered into a $100.0 million warehouse line of credit, increased to $150.0 million on November 30, 1995, with Prudential Securities Realty Funding Corporation to finance the acquisition and warehousing of residential mortgage loans. This facility is secured by the loans purchased through borrowings under this facility and held for sale. The stated interest rate for this line is LIBOR (as defined in the facility) plus 7/8% (which can be adjusted retroactively under certain circumstances to LIBOR plus 2 2/5%). At November 30, 1995, $115.8 million was outstanding under this facility. The facility matures on March 29, 1996.

    On November 27, 1995, the Company completed the sale of $45.0 million principal amount of Debentures. The net proceeds (approximately $43.0 million) were used to repay indebtedness under the Revolving Credit Agreement. See "Recent Developments."

    Accounts receivable decreased from $20.7 million at December 31, 1994, to $7.7 million at September 30, 1995, due to the conclusion and expiration of certain asset management contracts.

    In 1996, the Company intends to pursue (i) additional Asset Portfolio acquisition opportunities, by acquiring Asset Portfolios both for its own account and as an investor with various capital partners who acquire such Asset Portfolios, (ii) acquisitions of new businesses and (iii) expansion of current businesses. The funds for such acquisitions and investments are anticipated to be provided in 1996 by cash flows and borrowings under the Company's Revolving Loan Agreement and Common Stock offered hereby. As a result, interest expense in 1996 will be higher than the interest expense in 1995.

    The Company believes that its funds on hand of $13.8 million at November 30, 1995, cash flow from operations, its unused borrowing capacity under its credit lines, the anticipated net proceeds from this Offering, and its continuing ability to obtain financing should be sufficient to meet its anticipated operating needs and capital expenditures, as well as planned new acquisitions and investments, for at least the next twelve months. The Company currently is contemplating the issuance of additional debt securities to support its expected working capital requirements. The issuance of such securities will be primarily dependent on market conditions. There can be no assurance that any such issuances will occur. The magnitude of the Company's acquisition and investment program will be governed to some extent by the availability of capital.

INFLATION

    The Company has generally been able to offset cost increases with increases in revenues. Accordingly, management does not believe that inflation has had a material effect on its results of operations to date. However, there can be no assurance that the Company's business will not be adversely affected by inflation in the future.

                                    BUSINESS

GENERAL

    The Company is a leading specialty financial services company engaged primarily in Asset Portfolio acquisition and resolution and mortgage banking. The Asset Portfolio acquisition and resolution business involves acquiring at a substantial discount to Face Value and managing and resolving Asset Portfolios to maximize cash recoveries. The Company manages and resolves Asset Portfolios acquired by the Company alone, acquired by the Company with co-investors and owned by third parties. The Company's mortgage banking business involves the origination, placement and servicing of commercial real estate mortgages. In addition, the Company has formed a residential mortgage banking business through which the Company will purchase and securitize portfolios of residential mortgages of borrowers who do not qualify for conventional loans and whose borrowing needs are not being met by traditional financial institutions. The Company also is entering the real estate pension advisory business through the purchase of substantially all of the advisory contracts of Acacia.

BACKGROUND

    HISTORY. The Company is the product of the December 1993 merger of two Asset Portfolio management and resolution service companies: BEI and Holdings. Holdings was the former Asset Portfolio management and resolution unit of NationsBank of Texas, which was created in 1988 in connection with NationsBank Corporation's acquisition from the FDIC of certain assets and liabilities of the collapsed First RepublicBank. BEI, a publicly-held company that was in the real estate and asset management services businesses, began providing asset management and resolution services to the RTC in 1990. BEI also participated in certain non-real estate service businesses, which were not retained after the BEI Merger. The BEI Merger created one of the largest Asset Portfolio management and resolution service companies in the United States. Since 1987, the Company and its predecessors have managed approximately $30.0 billion (Face Value) of Asset Portfolios.

    DEVELOPMENT OF BUSINESS STRATEGY. The Company's original business of managing and resolving Asset Portfolios for third parties developed as a result of the takeover of failed thrifts and banks by the federal government's deposit insurance agencies in the late 1980s. Due to the substantial volume of under-performing and non-performing loans and foreclosed assets (much of it commercial real estate loans and properties) and a lack of sufficient internal staffing, the RTC and FDIC turned to private contractors to assist in the management and resolution of Asset Portfolios.

    In early 1994, the Company made the strategic decision to diversify its business lines and to reduce the Company's dependence on asset management and resolution contracts with governmental agencies and certain other entities. As a result, the Company shifted its strategic focus in order to take advantage of business opportunities in the specialty finance markets that capitalize on the Company's competitive strengths and reputation within its core business. The key elements of this strategy include:

    - increasing the amount that the Company invests for its own account in Asset Portfolios by capitalizing on the Company's expertise in managing and resolving Asset Portfolios for third parties;

    - continuing to provide high quality management and resolution services to co-investors and other third-party owners of Asset Portfolios;

    - expanding its presence in the traditional mortgage banking market through greater market penetration and by participating in the expanding market for securitization of commercial and residential real estate mortgages; and

    - developing its new real estate pension advisory business to complement the Company's existing business lines.

ASSET ACQUISITION AND RESOLUTION BUSINESS

    GENERAL. The Company manages and resolves Asset Portfolios acquired at a substantial discount to Face Value by the Company alone and by the Company with co-investors. The Company also manages and resolves Asset Portfolios owned by third parties. Asset Portfolios generally include secured loans of varying qualities and collateral types. The Company estimates that typically approximately 85% of the loans in the Asset Portfolios in which the Company invests are in payment default at the time of acquisition. Although some Asset Portfolios include foreclosed real estate and other collateral, the Company generally seeks Asset Portfolios that do not include such assets. Some Asset Portfolio loans are loans for which resolution is tied primarily to the real estate securing the loan. Other loans, however, are collateralized business loans, the resolution of which may be based either on cash flow of a business or on real estate and other collateral securing the loan. Collateralized business loans generally have smaller Face Values and often are more quickly resolved than more traditional real estate loans. The Company intends to focus to a greater extent on collateralized business loans.

    The Company obtains information on available Asset Portfolios from many sources. Repeat business and referrals from Asset Portfolio sellers with whom the Company previously has transacted business are an important and frequent source of Asset Portfolios. The Company has developed relationships in which it is a preferred Asset Portfolio purchaser for certain sellers. The Company believes that it receives many Asset Portfolio solicitations that result primarily from the Company's reputation as an active portfolio purchaser. Other important sources of business include referrals from co-investors who seek the Company's participation in Asset Portfolio purchases, focused contacts initiated by senior management, public advertising of Asset Portfolios for sale and the Company's nationwide presence.

    Although the need for asset management and resolution services by governmental agencies has substantially declined in recent years, the Company believes that a permanent market for Asset Portfolio acquisition, management and resolution services has emerged within the private sector. Whether because a financial institution desires to reduce overhead costs, is not staffed to handle large volumes of Asset Portfolios or simply does not want to distract management and personnel with the intensive and time-consuming job of resolving Asset Portfolios, many financial institutions now recognize that outside contractors often are better staffed to manage and resolve Asset Portfolios. These financial institutions include multi-national, money center, super-regional and regional banking institutions nationwide and in Canada, as well as insurance companies. Moreover, financial institutions have embraced the concept of packaging and selling Asset Portfolios to investors as a means of disposing of non-performing and under-performing loans and improving the financial institution's balance sheet. Consolidations within the banking industry have reinforced this trend. Insurance companies, which historically have avoided outsourcing Asset Portfolio management or selling Asset Portfolios, also are emerging as sellers of Asset Portfolios due in part to the implementation of risk-based capital rules for insurance companies. Additionally, there is a market for management and resolution services for delinquent or non-performing loans within performing securitized loan pools. The Company believes that the significant volume of annual performing loan securitizations makes this an attractive market in which to participate.

    The Company believes that opportunities for the acquisition, management and resolution of Asset Portfolios are becoming increasingly evident in certain international markets and that lenders in these markets are adopting many of the Asset Portfolio management and resolution outsourcing techniques currently utilized in the United States. Accordingly, the Company has opened offices in Toronto (August 1994) and London (October 1995) in order to take advantage of opportunities in Canada, the United Kingdom and certain other Western European nations. The Company had $53.2 million (US$ Face Value) in Canadian Asset
Portfolios under management as of September 30, 1995, and subsequently was designated as the Special Servicer for a Canadian Asset Portfolio of approximately $370.0 million (US$ Face Value).

    Because of the significant decline in Asset Portfolio management and resolution services required by governmental agencies and the trend toward outright sales of Asset Portfolios, the Company shifted its strategic focus to becoming an active Asset Portfolio investor for its own account and a co-investor with other Asset Portfolio buyers. The Company believes that as a direct investor in Asset Portfolios it has a significant competitive advantage relative to the Company's competitors in the management and resolution business. Moreover, the Company believes that direct investment permits the Company to take advantage of the profit opportunities of Asset Portfolio investing. The Company believes that it can gain market share in the Asset Portfolio acquisition, management and resolution business due to its financial strength; experience in managing and resolving Asset Portfolios; national reputation; and strategic relationships with sellers and purchasers of Asset Portfolios, including financial institutions, large corporate buyers, investment banking firms and sophisticated private investors.

    For the nine months ended September 30, 1995, $54.3 million (78.0%) of the Company's gross revenues were attributable to its Asset Portfolio acquisition and resolution business. The following table reflects the ownership composition of the Asset Portfolios (based on their Face Value) under management by the Company as of the dates indicated and further reflects the decline in the management of Asset Portfolios for governmental agencies and the increase in the Company's investment in Asset Portfolios since December 31, 1993:

                                               AT DECEMBER 31, 1993    AT DECEMBER 31, 1994      AT SEPTEMBER 30,
                                                                                                       1995
                                              ----------------------  ----------------------  ----------------------
                                               AMOUNT    % OF TOTAL    AMOUNT    % OF TOTAL    AMOUNT    % OF TOTAL
                                              ---------  -----------  ---------  -----------  ---------  -----------
                                                                      (DOLLARS IN MILLIONS)
Wholly-owned by the Company (1).............  $    92.9        1.6%   $   143.3        4.6%   $   310.0       10.2%
Owned by the Company with co-investors
 (2)........................................      392.4        6.8      1,729.9       56.0      1,507.4       49.6
Owned by third parties:
  Securitized mortgage pools................      268.8        4.7        315.0       10.2        411.3(3)      13.5
  Government and other owners...............    5,002.8       86.9        900.5       29.2        812.0       26.7
                                              ---------      -----    ---------      -----    ---------      -----
    Total under management..................  $ 5,756.9      100.0%   $ 3,088.7      100.0%   $ 3,040.7      100.0%
                                              ---------      -----    ---------      -----    ---------      -----
                                              ---------      -----    ---------      -----    ---------      -----

     -----------------------------
     (1) Includes $0.0, $13.9 million and $44.0 million, respectively, of asset-backed securities, and $2.5 million, $3.5 million and $5.2 million of real estate, respectively, at December 31, 1993 and 1994, and at September 30, 1995.

     (2) Includes the securitized Asset Portfolios managed by the Company as Special Servicer in which the Company has invested, which aggregated $354.3 million, $973.8 million and $790.7 million, respectively, at December 31, 1993 and 1994, and at September 30, 1995.

     (3)  Does   not  include   approximately  $300.0   million  of  securitized
          commercial mortgages for which EQS served as Special Servicer. See "Recent Developments -- Acquisition of EQS."

    The following table reflects, by ownership category, the number of Asset Portfolios managed by the Company at September 30, 1995 and the number of assets included in such portfolios:

                                                                                 NUMBER OF ASSET     NUMBER OF
                                                                                   PORTFOLIOS         ASSETS
                                                                               -------------------  -----------
Wholly-owned by the Company..................................................              35            1,124
Owned by the Company with co-investors.......................................              28            1,740
Owned by third parties:
  Securitized mortgage pools (1).............................................               3              426
  Government and other owners................................................              10            2,146
                                                                                           --
                                                                                                         -----
    Total under management...................................................              76            5,436
                                                                                           --
                                                                                           --
                                                                                                         -----
                                                                                                         -----

     -----------------------------
     (1) Does not include Asset Portfolios for which EQS served as Special Servicer. See "Recent Developments -- Acquisition of EQS."

    The following table reflects the Company's investment (at carrying value) in Asset Portfolios as of the dates indicated below:

                                                                  AT DECEMBER 31,          AT
                                                                                      SEPTEMBER 30,
                                                                  1993       1994         1995
                                                                ---------  ---------  -------------
                                                                           (IN MILLIONS)
Wholly-owned by the Company (1)...............................  $    36.3  $    37.9    $   139.9
Owned by the Company with co-investors (2)....................        2.5       33.0         35.9
                                                                ---------  ---------       ------
    Total.....................................................  $    38.8  $    70.9    $   175.8
                                                                ---------  ---------       ------
                                                                ---------  ---------       ------

       -------------------------------
        (1) Includes $0.0, $3.5 million and $20.0 million, respectively, of asset-backed securities, and $2.5 million, $3.5 million and $5.2 million of real estate, respectively, at December 31, 1993 and 1994, and at September 30, 1995.

        (2) Includes the securitized Asset Portfolios managed by the Company as Special Servicer in which the Company has invested, which aggregated $1.7 million, $7.9 million and $8.6 million, respectively, at December 31, 1993 and 1994, and at September 30, 1995.

     ASSET PORTFOLIO INVESTMENT. The Company's business of investing in Asset Portfolios is conducted either through the Company owning the Asset Portfolio alone or with co-investors. At September 30, 1995, the Company's weighted average investment in all Asset Portfolios in which it was a co-investor was 6% of the aggregate purchase price of such portfolios. Consistent with the Company's strategy of increasing its investment in Asset Portfolios in which it is a co-investor, the Company's weighted average investment in such Asset Portfolios during the nine months ended September 30, 1995 was 20% of the aggregate purchase price. Asset Portfolios acquired solely by the Company have ranged up to $36.9 million (Face Value), whereas Asset Portfolios owned by the Company with co-investors have ranged up to $405.5 million (Face Value). The Company generally funds its share of any investment with a combination of borrowings under its existing credit lines and internal cash flow. Future Asset Portfolio purchases will depend on the availability of Asset Portfolios offered for sale, the availability of capital and the Company's ability to submit successful offers to purchase Asset Portfolios. As a result, Asset Portfolio purchases can vary significantly from quarter to quarter. The following table reflects the Company's total purchases (at cost) by fiscal quarter in Asset Portfolios over the past seven quarters:

                                                                   FOR THE QUARTER ENDED
                           -----------------------------------------------------------------------------------------------------
                            MARCH 31,     JUNE 30,     SEPTEMBER 30,  DECEMBER 31,     MARCH 31,      JUNE 30,     SEPTEMBER 30,
                              1994          1994           1994           1994           1995           1995           1995
                           -----------  -------------  -------------  -------------  -------------  -------------  -------------
                                                                      (IN THOUSANDS)
Wholly-owned by
 the Company (1).........   $   6,761     $   6,941      $      --      $  21,014      $  15,539      $  48,656      $  45,987
Owned by the Company with
 co-investors (2)........       5,125         8,948         11,306          7,900          6,294         22,323            325
                           -----------  -------------  -------------  -------------  -------------  -------------  -------------
    Total................   $  11,886     $  15,889      $  11,306      $  28,914      $  21,833      $  70,979      $  46,312
                           -----------  -------------  -------------  -------------  -------------  -------------  -------------
                           -----------  -------------  -------------  -------------  -------------  -------------  -------------

------------------------------
(1) Includes $3,497, $2,875 and $13,248 in the quarters ended June 30, 1994, June 30, 1995 and September 30, 1995, respectively, for purchases of asset-backed securities, but does not include any real estate assets.

(2) Includes $2,000, $1,601 and $4,000 of investments in securitized mortgage pools purchased in the quarters ended March 31, 1994, June 30, 1994 and December 31, 1994, respectively.

    Prior to making an offer to purchase an Asset Portfolio, the Company conducts an extensive investigation and evaluation of the individual loans comprising 95% to 100% of the aggregate Face Value of all the loans in the portfolio. This examination typically consists of analyzing the information made available by the Asset Portfolio seller (generally, the respective credit and collateral files for the loans), reviewing other relevant material that may be available (including tax and judgment records), and analyzing the underlying collateral (including conducting site inspections, obtaining value opinions from third parties and consulting with any of the Company's asset managers who have experience with the local market for such assets). The Company also reviews information on the local economy and real estate markets in the area in which the loan collateral is located. Because of its broad, nationwide experience in managing assets, the Company often is able to draw on its asset management
experience  in   the   specific  market   in   which  an   asset   is   located.

Unlike the original lender, the Company values Asset Portfolio loans based on the present value of estimated total cash flow from resolution, with the expectation that the loans will be resolved prior to scheduled maturity. The Company's policy is to not refinance or renew purchased loans or grant new credit.

    Asset   Portfolio  evaluations  are  conducted  almost  exclusively  by  the
Company's employees who specialize in analysis of non-performing and under-performing loans, often with further specialization based on geographic or collateral-specific factors. Most of these employees have previously served the Company (and some continue to serve) as asset managers with responsibility for resolving such loans. Their asset management experience aids these individuals, working together in teams, in making informed judgments about the status of each loan and the underlying collateral, the probable cash flows from the loan, the likely resolution of the loan and the time and expense required for such resolution. The Company's personnel document these evaluations in standardized Company formats.

    Upon completion of evaluation forms, the Company compiles a database of information about the loans in the Asset Portfolio. The primary focus of the database is the anticipated recovery amount, timing and cost of the resolution of the Asset Portfolio. Using its proprietary modeling system and loan information database, the Company then determines the amount it will offer. The offer is structured to achieve certain minimum rates of return. As of September 30, 1995, the Company had paid an average purchase price of 46% of the aggregate Face Value on all of its wholly-owned Asset Portfolios and an average purchase price of 56% of the aggregate Face Value on all of the Asset Portfolios owned by the Company with co-investors.

    When an Asset Portfolio is acquired (whether for the Company's own account or with co-investors), the Company assumes the management of the loans in the portfolio. Management includes responsibility both for servicing and for resolving such loans. The Company's asset managers are given the supporting due diligence information and projections relating to each newly-acquired loan for which the manager assumes management responsibility. Because asset managers are actively involved in the Asset Portfolio evaluation process, it is not unusual for an asset manager to be given management responsibility for the specific loans that the asset manager assisted in evaluating in the due diligence or pricing processes. The Company believes that by combining the resolution and evaluation activities, the Company achieves efficiency in loan resolution and accuracy in loan evaluations.

    Resolutions typically are accomplished through (i) negotiating with debtors a discounted payoff, which may be accomplished through a refinancing by the obligor with a lender other than the Company or (ii) foreclosure and sale of the collateral. The Company generally seeks consensual resolution of each loan, having found that a negotiated resolution usually maximizes the Company's or investor's rate of return. The Company resolves most assets within an Asset Portfolio within 18 months. The goal of the Company's asset resolution process is to maximize in a timely manner cash recovery on each loan in an Asset Portfolio.

    In evaluating Asset Portfolios, the Company takes into account concentrations of collateral located in specific regions of the United States and Canada. As of September 30, 1995, the geographic dispersion of each primary asset securing the loans in the Asset Portfolios in which the Company had invested (whether for its own account or with co-investors) was as follows:

                                                  FACE                    NUMBER OF
                                                  VALUE     % OF TOTAL     ASSETS      % OF TOTAL
                                                ---------  ------------  -----------  ------------
                                                              (DOLLARS IN MILLIONS)
Northeast.....................................  $   477.5        26.3%        1,228         42.9%
West..........................................      716.6        39.4           766         26.8
Southwest.....................................      200.7        11.1           434         15.1
Midwest.......................................      109.1         6.0            96          3.3
Southeast.....................................      260.3        14.3           220          7.7
Canada........................................       53.2         2.9           120          4.2
                                                ---------       -----         -----        -----
  Total.......................................  $ 1,817.4       100.0%        2,864        100.0%
                                                ---------       -----         -----        -----
                                                ---------       -----         -----        -----

    The Company invests in both Asset Portfolios composed of collateralized business loans and in Asset Portfolios composed of real estate collateralized loans. Asset Portfolios purchased by the Company alone have tended to be primarily composed of collateralized business loans, because many such Asset Portfolios are within the size range generally sought by the Company. Asset Portfolios composed primarily of real estate loans typically are larger and the Company's investments in such portfolios usually are made with co-investors. At September 30, 1995, the Company's total investment in wholly-owned Asset Portfolios aggregated $310.0 million (Face Value), which was composed of $223.3 million (Face Value) (72.0%) of collateralized business loans, $37.5 million (12.1%) of real estate loans, $44.0 million (14.2%) of asset-backed securities, and $5.2 million (1.7%) of real estate.

    In addition, as of September 30, 1995, the Asset Portfolios in which the Company had invested (whether for its own account or with co-investors) included approximately 2,900 individual assets. The Company has found that the market for smaller portfolios is less competitive, because larger Asset Portfolio buyers often elect not to consider these portfolios. In a recent industry trend, some Asset Portfolio sellers are soliciting bids on portfolios consisting of small groups of loans.

    ASSET MANAGEMENT AND RESOLUTION SERVICES. The Company provides asset management and resolution services to third parties pursuant to contracts with the owner of an Asset Portfolio or a purchaser (including a partnership, joint venture or other group in which the Company is a co-investor) of an Asset Portfolio. Management of Asset Portfolios includes both loan resolution and providing routine accounting services, monitoring collections of interest and principal (if any), confirming (or advancing) insurance premium and tax payments due on collateral, and generally overseeing and managing, if necessary, collateral condition and performance.

    Asset management and resolution contracts relating to Asset Portfolios managed by the Company for third parties have a finite duration, typically three to five years, and at September 30, 1995 covered Asset Portfolios that ranged up to $429.8 million (Face Value). These contracts generally provide for the payment of (i) a fixed annual management fee (generally between 50 and 75 basis points based on the Face Value or original purchase price of the loans) with revenues declining as assets under management decrease, (ii) a resolution fee (generally between 50 and 150 basis points based on the net cash collections on loans and assets) and (iii) a negotiated incentive fee for the successful resolution of loans or assets, which is earned after a predetermined rate of return for the portfolio owner or co-investor is achieved.

    As part of its third-party asset management and resolution business, the Company is aggressively pursuing contracts to serve as the designated Special Servicer for pools of securitized mortgages. After a loan within a securitized pool of performing loans becomes delinquent or non-performing, the Master Servicer or Primary Servicer of the pool will contractually transfer responsibility for resolution of that loan to the pool's designated Special Servicer. Special Servicers earn an annual fee (typically approximately 50 basis points of the Face Amount of the delinquent or non-performing loans subject to Special Servicing), plus a 75 to 100 basis points resolution fee based on the total cash flow from resolution of each such loan as it is received. As of September 30, 1995 (pro forma with EQS), the Company was the designated Special Servicer for securitized pools holding over $4.3 billion (Face Value) of loans, $772.2 million (Face Value) of which had been assigned to the Company for resolution in its capacity as Special Servicer.

    The Company believes that its willingness to purchase participating interests in the delinquent or non-performing portion of a securitized portfolio provides the Company a significant competitive advantage in pursuing Special Servicer contracts. The Company believes that acceptance of this risk is similar to its Asset Portfolio acquisition business, and that the risk is acceptable because the Company understands the loan valuations and will manage the loan resolutions.

MORTGAGE BANKING BUSINESS

    GENERAL. The Company performs a wide range of commercial mortgage banking services, including originating, underwriting, placement, selling and servicing of commercial real estate loans through its Holliday Fenoglio and ACC mortgage banking units. The Company also formed ARCC, a residential mortgage banking business, through which the Company will purchase and securitize portfolios composed of residential mortgages of borrowers who do not qualify for conventional loans and whose borrowing needs are not met by traditional financial institutions. For the nine month period ended September 30, 1995, $14.1 million (20%) of the Company's gross revenues were attributable to the Company's mortgage banking business.

    The Company believes that the real estate mortgage banking business offers significant growth opportunities. There are an estimated $1.0 trillion of commercial real estate mortgages outstanding and the Company estimates that $125.0 billion to $150.0 billion in commercial real estate mortgages are refinanced each year in addition to mortgage financing of new construction. Originations of loans for new construction projects are cyclical and are influenced by various factors including interest rates, general economic conditions and demand patterns in individual real estate markets. The commercial mortgage banking industry is fragmented, composed primarily of small local or regional firms. The Company anticipates that expensive technological demands, increasingly standardized underwriting requirements, more demanding borrowers and lenders, and the emergence of a market for securitized commercial real estate mortgage pools will likely push the commercial mortgage banking industry toward greater consolidation. The Company believes that well-capitalized, full service mortgage banking firms offering a variety of mortgage banking and loan management services nationwide will emerge from this consolidation. The Company's objective is to improve its position as a major nationwide full service mortgage banker to the commercial real estate industry. The Company intends to achieve this goal through the internal development of its mortgage banking group and through strategic acquisitions of mortgage bankers which either serve key real estate markets in the United States or provide niche or specialized services that enhance the Company's product line.

    COMMERCIAL MORTGAGE BANKING BUSINESS. As a leading full service commercial mortgage broker and banker with offices in key markets throughout the United States, the Company provides a wide range of real estate capital markets services to owners and developers of the full range of commercial real estate properties. The typical consumers of commercial real estate mortgage banking services are both real estate developers and owners (as borrowers) and investor/lenders (as funding sources). Due to the more specialized nature of commercial mortgage lending and the smaller universe of lenders serving this market (in each case relative to the residential mortgage market), borrowers rely on commercial mortgage brokers and bankers to find competitive lenders, and these lenders (particularly insurance companies and pension plans, which do not generally have origination staffs located in multiple branches) rely on mortgage brokers and bankers to source potential borrowers. Lenders generally include banks, pension funds and insurance companies. In originating loans, Holliday Fenoglio and ACC each work closely with both the borrower and potential lenders from the time a loan prospect is first contacted, through the application and proposal process, and throughout the documentation of the loan to final funding. Holliday Fenoglio and ACC each typically perform extensive due diligence and market analysis for the lenders in this process.

    Holliday Fenoglio was the third largest commercial mortgage banker in the United States in 1994 (based on origination volume) and primarily serves commercial real estate developers and owners by originating commercial real estate loans. Holliday Fenoglio primarily targets developers and owners of higher-quality commercial and multi-family real estate properties. Holliday Fenoglio originates prospective borrowers through its own commission-based mortgage bankers in its offices located in Atlanta, Boca Raton, Buffalo, Dallas, Houston, New York City and Orlando. The loans originated by Holliday Fenoglio generally are funded by institutional lenders, primarily insurance companies, with Holliday Fenoglio retaining the Primary Servicer rights on approximately 20% of such loans. The Company believes that Holliday Fenoglio's relationship and credibility with the institutional lender network provide the Company a competitive advantage in the commercial mortgage banking industry.

    ACC, which originated approximately $260.7 million of commercial real estate mortgages during the nine months ended September 30, 1995, is a mortgage banker that originates and underwrites commercial real estate loans that are funded primarily by Conduit Purchasers rather than by institutional lenders such as insurance companies. ACC, therefore, makes certain representations and warranties concerning the loans it originates. These representations cover such matters as title to the property, lien priority, environmental reviews and certain other matters. ACC primarily targets originators of commercial mortgage loans for commercial real estate properties that are suitable for sale to Conduit Purchasers accumulating loans for securitization programs directly through ACC's offices located in Dallas, Miami and Washington, D.C., as well as through a network of approximately 20 independent mortgage brokers located throughout the United States. ACC recently established a relationship with the 22 office commercial real estate finance unit of a major insurance company whereby the insurance company has agreed to refer prospective borrowers to the Company in instances where the prospective loan does not meet the insurer's requirements (typically borrowers for medium-quality commercial properties). Since ACC commenced underwriting activities and through September 30, 1995, Holliday Fenoglio originated approximately 31% of the loans underwritten by ACC, with Holliday Fenoglio and ACC each receiving fees for their respective services.

    The Company believes that through ACC, the Company has certain additional significant advantages in the mortgage banking marketplace. First, through its relationships with certain institutional investors, the Company is able to underwrite and sell commercial mortgage loans, particularly in instances where the borrower needs relatively quick access to funding for a particular project. Through a warehouse credit facility arranged in early 1995, the Company is able to underwrite and fund a loan and hold that loan for resale to a buyer. Second, because of the Company's extensive experience in real estate markets, the Company believes it can carefully evaluate the risks of such underwriting transactions in order to minimize financial exposure to the Company in underwriting and/or warehousing a loan.

    In July 1995, the Company, through ACC, acquired CKSRS, whose primary business is the origination, sale to Freddie Mac and servicing of multi-family apartment mortgages in the state of Florida. Through CKSRS, the Company became a member of the Freddie Mac multi-family seller/servicer program in Florida. Through this acquisition, the Company will obtain access to a significant source of funding for multi-family mortgages. The Company intends to expand its Freddie Mac authorization to operate in other states. The Company has been approved by Fannie Mae to participate in its DUS program. The Company expects Freddie Mac and Fannie Mae loan originations to become a significant part of its mortgage banking activities. Holliday Fenoglio is expected to be a significant source of such loan originations. See "Recent Developments -- Acquisition of CKSRS."

    The Company generally earns a fee of between 75 and 100 basis points of the loan amount for originated or underwritten loans, plus certain additional processing fees. From time to time, the Company also originates non-traditional financing involving hybrid forms of debt, equity participations and other creative financing structures. Fees for equity or joint venture structures are typically higher. The table that follows reflects the loan origination activity and loan origination and underwriting fee revenue for the nine months ended September 30, 1995:

Origination:
  Dollar volume...................................................   $1,585.0
  Number of loans.................................................        255
Origination and underwriting fees earned..........................      $12.2
Number of offices.................................................         10

    After the evaluation of a loan prospect and the project financing needs, and depending upon the type of property involved and its location, the Company approaches institutional lenders that the Company believes would be interested in funding the loan. The Company has established relationships with over 200 institutional lenders that include insurance companies, pension plans and Conduit Purchasers. In 1994, the Company placed 289 loans with over 80 different lenders. Twenty-six institutional lenders have retained the Company as their respective exclusive or semi-exclusive loan originator in selected cities and regions.

    COMMERCIAL LOAN  SERVICING  BUSINESS.    The Company  serves  as  a  Primary
Servicer for whole loans and as a Master Servicer for securitized pools of commercial mortgages. For the nine months ended September 30, 1995, $1.9 million (2.7%) of the Company's gross revenues were generated by its loan servicing business (excluding Special Servicing). See "-- Asset Acquisition and Resolution Business -- Asset Management and Resolution Services." The dominant users of loan servicers are mortgage-backed bond trusts and similar securitized asset-backed loan portfolios made up of numerous passive investors. Other lenders often contract with the originating mortgage banker or other third-party servicer to manage collection, accounting and other activities with respect to the loan. The revenue stream from servicing contracts on commercial mortgages is relatively predictable as prepayment penalties in commercial mortgages discourage early loan payoffs, a risk that is more significant to servicers of residential mortgage portfolios.

    Primary Servicing involves collecting monthly mortgage payments, maintaining escrow accounts for the payment of ad valorem taxes and insurance premiums on behalf of borrowers, remitting payments of principal and interest promptly to investors in the underlying mortgages, reporting to those investors on financial transactions related to such mortgages, and generally administering the loans. The Primary Servicer also must cause properties to be inspected periodically, determine the adequacy of insurance coverage on each property, monitor delinquent accounts for payment, and, in cases of extreme delinquency, institute and complete either appropriate forbearance arrangements or foreclosure proceedings on behalf of investors. Primary Servicers are typically paid an annual fee ranging between 6 and 20 basis points of Face Value of the loans under management. At September 30, 1995, the Company's Primary Servicing portfolio totaled $3.0 billion (Face Value).

    Master Servicing involves providing administrative and reporting services to securitized pools of mortgage-backed securities. Typically, mortgages underlying mortgage-backed securities are serviced by a number of Primary Servicers. Under most master servicing arrangements, the Primary Servicers retain principal responsibility for administering the mortgage loans and the Master Servicer acts as an intermediary in overseeing the work of the Primary Servicers, monitoring their compliance with the issuer's standards, and consolidating their respective periodic accounting reports for transmission to the issuer of the related securities. The Company occasionally is designated as the full servicer for a pool of mortgages, in which case the Company acts as Master, Primary and Special Servicer for the pool. Master Servicers are typically paid an annual fee ranging between 4 and 10 basis points of Face Value of the loans under management. The average life of these securitized pools is expected to be approximately eight years. At September 30, 1995, the Company's Master Servicing portfolio totaled $117.0 million (Face Value).

    The market for servicing performing loan pools constitutes a much larger potential market than the market for servicing non-performing and under-performing assets. The Company believes that by gaining access to these pools in a servicer capacity, opportunities exist for the Company to originate loan refinancings as outstanding loans mature. In addition, the Company's ability to also act as Special Servicer is a competitive advantage. The Company, therefore, has targeted the market for performing loan management services as a growth area for the Company. The Company has previously participated in this market as a Primary Servicer of commercial real estate loans for loans originated by the Company's mortgage banking unit and for loans owned by investor clients.

    On October 27, 1995, the Company acquired a substantial portion of the assets of EQS, consisting exclusively of EQS' third-party loan pool servicing contracts. See "Recent Developments." Management estimates that at September 30, 1995, EQS was Master Servicer on approximately $5.9 billion (Face Value), including approximately $1.6 billion (Face Value) as full servicer, in loans under the servicing contracts purchased in the EQS Acquisition.

    RESIDENTIAL MORTGAGE SECURITIZATION. Through ARMC, the Company intends to purchase (in bulk from independent originators), warehouse, and securitize or sell portfolios of residential mortgages of borrowers who do not qualify for conventional loans and whose borrowing needs are not met by traditional financial institutions. Such borrowers may not satisfy the more rigid underwriting standards of the traditional residential mortgage lending market for a number of reasons, such as blemished credit histories (from past loan delinquencies or bankruptcy), inability to provide income verification data, or lack of established credit history. Because this market is underserved by traditional lenders, credit is less available, there is less competition, and interest rates are higher than for higher credit quality mortgage borrowers. The Company believes that the higher risk-adjusted profit opportunities offered by this market are attractive. As of November 30, 1995, ARMC held mortgage portfolios aggregating approximately $121.7 million.

    The Company intends to securitize loans through the sale of mortgage-backed securities in the public and private capital markets. The Company will seek to utilize securitization structures that minimize the Company's capital requirements, while still providing income to the Company. For example, the Company may sell certificates for senior interests in a securitization, but retain subordinated and/or interest-only certificates. The Company then would have limited capital at risk, but would retain a portion of the cash flow from the securitization. The Company also may seek to place bundled residential mortgages through non-securitization transactions such as joint ventures with insurance companies and pension funds.

    To lead the Company's entry into this market, the Company recently hired an experienced team of individuals from a major national consumer finance company. This group managed their former employer's comparable residential mortgage business. This group has estimated that between 1991 and 1995, it managed the acquisition of over $2.0 billion of mortgage assets.

PENSION ADVISORY SERVICES

    The Company believes that a market exists for quality real estate advisory services to pension plans and other institutional investors in commercial real estate. The Company believes that through the targeted hiring of high quality personnel with proven track records and the purchase of advisory contracts from other advisors, the Company can become a major provider of real estate advisory services to institutional real estate investors such as pension plans. The Company's acquisition of substantially all of the advisory contracts and the hiring of pension advisory personnel of Acacia is the first step in the implementation of this strategy. See "Recent Developments." Acacia principally provides real estate investment advice to various institutional investors (primarily pension funds) seeking to invest a portion of their funds in real estate. The investors establish certain investment parameters with Acacia (E.G., amount of funds available for investment, type of property, geographic mix, form of investment (loan, partnership, direct ownership), target rate of return and investment term). Acacia then seeks investment opportunities it believes meet the investors' parameters. The investors exercise varying degrees of control over Acacia's investment decisions. Depending on the amount of discretion granted by the client, Acacia also will make a recommendation, or the final decision, concerning whether to sell a particular property and will direct the work necessary to complete the sale. Although Acacia is paid acquisition and disposition fees by some of its clients, its principal source of revenue is asset management fees, which are based on the cash flow of the investments under management or are negotiated at the time of the client's investment in a property.

COMPETITION

    The Company's competition varies by business line and geographic market. Generally, competition within each of the business lines within which the Company competes is fragmented with very few national competitors, none of which dominate a particular business line, and many local and regional competitors. Certain of the Company's competitors within each of its business lines are larger and have greater financial resources than the Company.

LEGAL PROCEEDINGS

    The Company  is involved  from time  to time  in various  legal  proceedings arising in the ordinary course of business. In connection with the Company's loan servicing, asset management and resolution activities, the Company generally is indemnified by the party on whose behalf the Company is acting. The Company also maintains insurance that management believes is adequate for the Company's operations. None of the matters in which the Company is currently involved, either individually or in the aggregate (and after consideration of available indemnities and insurance), is expected to have a material adverse effect on the Company's business or financial condition.

EMPLOYEES

    At October 31, 1995, the Company and its subsidiaries employed 776 employees. Approximately 348 persons are employed in the Company's asset management and resolution group, 312 persons are employed in the Company's real estate mortgage banking and services group, 8 persons are employed in its residential mortgage group, and 108 persons work in general corporate administration. The Company believes that its employee relations are generally good.

PROPERTIES

    The Company leases approximately 65,000 square feet in the Woodall Rodgers Tower in Dallas, Texas for its centralized corporate functions including executive, business development and marketing, accounting, legal, human resources and support. The lease provides for annual rent of $693,000 and has an initial termination date of August 14, 1997. The Company also leases approximately 197,000 square feet of space for an operations office and branch offices pursuant to leases with varying terms.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    Set forth below are the names, ages, and a brief account of the business experience of each person who is a director or executive officer of the Company.

                                                   POSITION WITH THE COMPANY AND PRINCIPAL
        NAME (AGE)                                  OCCUPATION DURING THE PAST FIVE YEARS
--------------------------  --------------------------------------------------------------------------------------
Robert L. Adair III         Mr.  Adair serves as  director, President and  Chief Operating Officer  of the Company
        (52)                (since December 1993).  Mr. Adair previously  served as Executive  Vice President  and director of BEI (1989 to December 1993). His term as a director expires in 1997.

L. Keith Blackwell          Mr.  Blackwell serves as General  Counsel and Secretary of  the Company (since January
        (54)                1994) and previously  served as General  Counsel and Secretary  of Holdings  (December
                            1993).  Mr. Blackwell previously was an investor  and consultant (May 1992 to December
                            1993) and served as Executive Vice  President, General Counsel and Secretary of  First
                            Gibraltar Bank, FSB (December 1988 to May 1992).

Randolph E. Brown           Mr.  Brown serves as Senior  Vice President -- Commercial  Group of the Company (since
        (35)                June 1995).  Mr. Brown  previously  served as  Director  -- Business  Development  and
                            Acquisitions  of  the Company  (1993 to  June 1995),  Director, Department  Manager of
                            NationsBank of Texas (1991 to 1993)  and Senior Vice President, Department Manager  of
                            NationsBank of Texas (1990 to 1991).

James P. Cotton, Jr.        Mr. Cotton serves as a director of the Company (since December 1993). His term expires
        (56)                in  1998.  Mr. Cotton  previously served  as Chairman  of  the Board  of BEI  (1986 to
                            December 1993). Mr. Cotton also  serves as Chairman of  the Board and Chief  Executive
                            Officer  of USBA  Holdings, Ltd.,  a provider  of products  and services  to financial institutions (since 1990).

Richard L. Cravey           Mr. Cravey serves as a director of the  Company. His term expires in 1996. Mr.  Cravey
        (50)                previously  served  in  the  following  positions: Chairman  of  the  Board  and Chief
                            Executive Officer of the Company (December 1993 to May 1994) and Chairman of the Board
                            of Holdings (1992 to  December 1993). Mr. Cravey  also holds the following  positions:
                            Founder  and Managing Director of Cravey, Green  & Wahlen Incorporated, a private risk capital investment  firm  (since  1985),  its  investment  management  affiliate,  CGW
                            Southeast  Management Company (since  1991) and its affiliates,  CGW Southeast I, Inc.
                            (the general partner of  CGW Southeast Partners  I, L.P.) and  CGW Southeast II,  Inc.
                            (the  general partner of  CGW Southeast Partners  II, L.P.) (since  1991); Director of
                            Commercial Bancorp of Georgia (since 1988); Director of Commercial Bancorp of Gwinnett
                            (since 1990); and  Director of  Cameron Ashley Inc.,  a national  distributor of  home building products (since 1994).

Barry L. Edwards            Mr.  Edwards serves  as Executive  Vice President and  Chief Financial  Officer of the
        (48)                Company (since November  1994). Mr. Edwards  previously served as  Vice President  and
                            Treasurer  of  Liberty Corporation,  an insurance  holding  company (1979  to November
                            1994).

Gerald E. Eickhoff          Mr. Eickhoff  serves as  a director  of the  Company. His  term expires  in 1996.  Mr.
        (49)                Eickhoff  also is a  private investor (since  December 1993). He  previously served as
                            President, Chief Executive Officer and director of BEI (1986 to December 1993).

                                                   POSITION WITH THE COMPANY AND PRINCIPAL
        NAME (AGE)                                  OCCUPATION DURING THE PAST FIVE YEARS
--------------------------  --------------------------------------------------------------------------------------
William S. Green            Mr. Green serves as a director of the Company (since December 1993). His term  expires
        (53)                in  1998. Mr. Green also  holds the following positions:  Managing Director of Cravey,
                            Green & Wahlen Incorporated, a private risk capital investment firm (since 1985),  its investment management affiliate, CGW Southeast Management Company (since 1991) and its affiliates,  CGW Southeast I, Inc.  (the general partner of  CGW Southeast Partners I,
                            L.P.) (since 1991) and CGW  Southeast II, Inc. (the  general partner of CGW  Southeast
                            Partners  II,  L.P.)  (since  1991);  Director  of  DENTSPLY  International,  Inc.,  a
                            manufacturer of dental supplies,  dental equipment and  medical x-ray products  (since
                            1987);  and Director of Cameron  Ashley Inc., a national  distributor of home building products (since 1994).

Harold E. Holliday, Jr.     Mr. Holliday serves as Chairman of the  Board and Chief Executive Officer of  Holliday
        (48)                Fenoglio (since August 1994). Mr. Holliday previously served as President of Holliday,
                            Fenoglio,  Dockerty &  Gibson, Inc.,  a mortgage banking  company (for  more than five years prior to August 1994).

Amy J. Jorgensen            Ms. Jorgensen serves  as a  director of  the Company. Her  term expires  in 1998.  Ms.
        (42)                Jorgensen  also  serves  as  Managing Director  of  Greenbriar  Associates  LLC, which provides advice and executes transactions relating to real estate assets and companies
                            (since 1995). Ms. Jorgensen previously served as President of the Jorgensen Company, a consultant for real estate strategy and finance (April 1992 to September 1995) and  as
                            Managing  Director in the Real Estate Department  of Morgan Stanley & Co. Incorporated
                            (1986 to February 1992).

Ronald B. Kirkland          Mr. Kirkland  serves as  Vice  President (since  January  1994) and  Chief  Accounting
        (51)                Officer  (since  January  1995) of  the  Company.  Mr. Kirkland  previously  served as
                            Controller of the Company (December 1993 to January 1995) and Holdings (December  1992
                            to  December 1993) and  as Senior Vice  President and Controller  of the Special Asset
                            Division of NationsBank of Texas (August 1988 to December 1992).

Robert H. Lutz, Jr.         Mr. Lutz serves as Chairman  of the Board and Chief  Executive Officer of the  Company
        (46)                (since May 1994). Mr. Lutz previously served as President of Allegiance Realty, a real estate  management company  (November 1991 to  May 1994); Executive  Vice President of
                            Cousins Properties  (February 1990  to October  1991); and  President or  Senior  Vice
                            President  of  The Landmark  Group (1980  to February  1990). His  term as  a director expires in 1996.

Michael N. Maberry          Mr. Maberry serves as President of ACC (since April 1994). Mr. Maberry previously  was
        (52)                a  Shareholder of  the law  firm of Winstead,  Secrest &  Minick (April  1989 to April
                            1994).

                                                   POSITION WITH THE COMPANY AND PRINCIPAL
        NAME (AGE)                                  OCCUPATION DURING THE PAST FIVE YEARS
--------------------------  --------------------------------------------------------------------------------------
John J. McDonough           Mr. McDonough serves  as a  director of  the Company. His  term expires  in 1997.  Mr.
        (59)                McDonough  also serves or has  served in the following  positions: President and Chief
                            Executive Officer  of McDonough  Capital  Company LLC,  a  company through  which  Mr.
                            McDonough  conducts personal and family investments (since February 1995); Chairman of the Board of  SoftNet Systems, Inc.,  a company that  develops, markets, installs  and services  information and document management systems (since June 1995); Vice Chairman
                            (since 1993)  and  Chief  Executive  Officer  (1993  to  February  1995)  of  DENTSPLY
                            International,  Inc., a manufacturer of dental  supplies, dental equipment and medical
                            x-ray products; Chairman of the Board (1992  to 1993), Director (1983 to 1992),  Chief
                            Executive  Officer (1983  to 1993),  President (1983 to  1991) and  Treasurer (1983 to
                            1989) of GENDEX  Corporation, a  manufacturer of  dental equipment  and medical  x-ray products,  which merged with DENTSPLY in June 1993; and Senior Vice President, Finance
                            (1981  to  1983)  and  Director  (since  1992)  of  Newell  Co.,  a  New  York   Stock
                            Exchange-listed   manufacturer  of  products  for   the  do-it-yourself  hardware  and
                            housewares market.

Scott J. Reading            Mr. Reading  serves as  President  of AMRESCO  Residential Credit  Corporation  (since
        (51)                August  1995).  Mr.  Reading  previously  served  as  Managing  Director  of Household
                            Financial Services, Inc., a division  of Household International, Inc., a  diversified financial  services company (June 1991  to August 1995), and  Senior Vice President --
                            Human  Resources  of  Household  Finance   Corporation,  a  subsidiary  of   Household
                            International, Inc., for more than one year prior thereto.

Bruce W. Schnitzer          Mr.  Schnitzer serves  as a  director of the  Company. His  term expires  in 1997. Mr.
        (51)                Schnitzer previously served as  Vice Chairman of  the Board of  BEI (1986 to  December
                            1993).  Mr. Schnitzer  also serves  as Chairman of  Wand Partners  Inc., an investment advisory company (since 1987); Director of Life Partners Group, Inc., a life insurance holding company (since 1990);  and Director of Penncorp  Financial Group, Inc.  (since
                            1990).

Douglas R. Urquhart         Mr.  Urquhart  serves  as Senior  Vice  President  -- Real  Estate  Group  or Business
        (50)                Development (since June 1995). Mr. Urquhart previously served as Senior Vice President
                            -- Portfolio Acquisitions of the Company (January 1994 to June 1995); President of BEI
                            Real Estate Services,  Inc. and BEI  Management, Inc., a  subsidiary of BEI  (December
                            1992  to January 1994); and President of BEI Asset Managers, Inc., a subsidiary of BEI
                            (January 1989 to January 1994).

                       PRINCIPAL AND SELLING SHAREHOLDERS
                       AND SHARE OWNERSHIP OF MANAGEMENT

    The following table sets forth certain information regarding the Common Stock owned as of October 31, 1995, and as adjusted to reflect the sale of the shares of Common Stock, by: (i) each person who is known by management to be the beneficial owner of more than five percent of the Common Stock as of such date (including the Selling Shareholders); (ii) each of the Company's directors;
(iii) the Company's senior executive officers; and (iv) all directors and executive officers of the Company as a group.

    Except as otherwise indicated, all shares shown in the table below are held with sole voting and investment power. Pursuant to the rules of the Commission, shares of the Common Stock that a beneficial owner has the right to acquire within 60 days pursuant to the exercise of stock options are deemed to be outstanding for the purposes of calculating the number of shares beneficially owned and the percentage ownership of such owner, but are not deemed outstanding for the purposes of computing the percentage ownership of any other person (other than shares owned and percentage ownership of all executive officers and directors as a group).

                                                 BEFORE THE OFFERING                       AFTER THE OFFERING
                                             ---------------------------              ----------------------------
                                                SHARES      PERCENT OF    SHARES TO     SHARES       PERCENT OF
       DIRECTORS, EXECUTIVE OFFICERS         BENEFICIALLY     SHARES      BE SOLD IN  BENEFICIALLY     SHARES
            AND 5% SHAREHOLDERS                 OWNED       OUTSTANDING    OFFERING      OWNED     OUTSTANDING (1)
-------------------------------------------  ------------  -------------  ----------  -----------  ---------------
SELLING SHAREHOLDERS:
CGW Southeast Partners I, L.P. (2)(3)......     5,860,248         24.1%    1,290,000   4,570,248           17.4%
CGW Southeast Partners II, L.P. (2)(3).....     3,225,918         13.2%      710,000   2,515,918            9.5%
OTHERS:
  James P. Cotton, Jr. (2)(4)
   Two Concourse Parkway, Suite 650
   Atlanta, Georgia 30328..................       640,476          2.6%           --     640,476            2.4%
  Gerald E. Eickhoff (2)
   125 Clairmont Road, Suite 500
   Decatur, Georgia 30030..................        28,000            *            --      28,000              *
  Robert L. Adair III (5)..................       382,147          1.6%           --     382,147            1.4%
  Richard L. Cravey........................         (2)(3)       (2)(3)        (2)(3)      (2)(3)         (2)(3)
  William S. Green.........................         (2)(3)       (2)(3)        (2)(3)      (2)(3)         (2)(3)
  Amy J. Jorgensen.........................         2,000            *            --       2,000              *
  Robert H. Lutz, Jr. (6)..................       187,116            *            --     187,116              *
  John J. McDonough........................         5,000            *            --       5,000              *
  Bruce W. Schnitzer (7)...................       143,000            *            --     143,000              *
  Douglas R. Urquhart (8)..................       211,518            *            --     211,518              *
  All executive officers and directors as a
   group (a total of 17 persons) (9).......    11,210,995         44.2%    2,000,000   9,210,995           33.7%

------------------------------

*   Less than 1%

(1) Adjusted for the sale of shares of Common Stock offered by the Company hereby.

(2) As a result of the Voting Agreement (as defined below), before the Offering the Selling Shareholders, Mr. Cotton, Jr. and Mr. Eickhoff may be deemed to beneficially own all of the 9,754,642 (40.0%) shares subject to the Voting Agreement. After the Offering, the total shares subject to the Voting Agreement will be 7,754,642 (29.4%). The figures in the table reflect direct ownership of shares only. Does not reflect any shares that may be sold pursuant to the Underwriters' over-allotment option.

(3) The address of CGW Southeast Partners I, L.P. ("CGWI") and CGW Southeast Partners II, L.P. ("CGWII") and the business address of Messrs. Cravey and Green is Twelve Piedmont Center, Suite 210, Atlanta, Georgia 30305. Each of Messrs. Cravey and Green, as well as Edwin A. Wahlen, Jr., may also be deemed to beneficially own the 5,860,248 shares and 3,225,918 shares held of record by CGWI and CGWII, respectively, because they are managing directors of the corporate general partner of each such limited partnership and may therefore be deemed to share voting and investment power with respect to the shares owned of record by the Selling Shareholders. In addition, each such limited partnership may be deemed to beneficially own the shares owned by the other as a result of such common control. Messrs. Cravey, Green and Wahlen disclaim beneficial ownership of such shares.

(4) Includes 156,803 shares allocated to Mr. Cotton's account in the Company's 401(k) plan and 157,840 shares held in a charitable trust in which Mr. Cotton retains a beneficial interest.

(5) Includes currently exercisable options to purchase 273,788 shares and 27,640 restricted shares with respect to which he has voting rights.

(6) Includes currently exercisable options to purchase 138,821 shares and 47,395 restricted shares with respect to which he has voting rights.

(7) Includes currently exercisable options to purchase 110,000 shares.

(8) Includes currently exercisable options to purchase 125,700 shares and 10,875 restricted shares with respect to which he has voting rights.

(9) Includes currently exercisable options to purchase 963,707 shares and 151,515 restricted shares with respect to which they have voting rights. See also footnotes (2) and (3) above.

CERTAIN TRANSACTIONS WITH THE SELLING SHAREHOLDERS

    The Selling Shareholders and Mr. James P. Cotton, Jr. and Mr. Gerald E. Eickhoff entered into a voting agreement (the "Voting Agreement") on December 29, 1993, pursuant to which the parties thereto agreed to vote for four designees nominated by the Selling Shareholders and for four designees collectively nominated by Messrs. Cotton and Eickhoff. The Voting Agreement also provides that the Selling Shareholders and Messrs. Cotton and Eickhoff have the right to reject, upon a showing of reasonable cause, any of the other party's nominees. The Voting Agreement shall terminate upon the first to occur of (i) the date on which the Selling Shareholders cease to own at least 10% of the issued and outstanding Common Stock or (ii) December 29, 1996.

    See "Description of Capital Stock -- Registration Rights" for a description of certain registration rights held by the Selling Shareholders and Messrs. Cotton and Eickhoff.

    Pursuant to the terms of certain agreements for consulting services between Holdings and the Selling Shareholders in effect until December 31, 1996, the Selling Shareholders have been engaged to render certain advisory and consulting services to the Company in connection with corporate finance matters. The agreements currently provide for base payments of $30,000 per month to the Selling Shareholders, with additional payments of up to $30,000 per month being allowed in the discretion of the Compensation Committee. Such discretionary payments totaled $295,000 for 1994. Messrs. Cravey and Green are each Managing Directors of the corporate general partner of the Selling Shareholders.

                          DESCRIPTION OF CAPITAL STOCK

    The Company is authorized to issue 50,000,000 shares of Common Stock, par value $0.05 per share, and 5,000,000 shares of preferred stock (the "Preferred Stock"), par value $1.00 per share. As of November 30, 1995, the Company had issued and outstanding 24,364,992 shares of Common Stock and no shares of Preferred Stock. As of such date, there were approximately 3,100 holders of record of the outstanding shares of Common Stock.

    The following summary of the Company's Common Stock and Preferred Stock is qualified in its entirety by reference to the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation"), its Amended and Restated Bylaws (the "Bylaws"), and the Delaware General Corporation Law, as amended (the "DGCL").

COMMON STOCK

    Subject to such preferential rights as may be granted by the Board of Directors in connection with any issuances of Preferred Stock, holders of shares of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors in its discretion from funds legally available therefor. Upon the liquidation, dissolution or winding up of the Company, after payment of creditors, the remaining net assets of the Company will be distributed pro rata to the holders of Common Stock, subject to any liquidation preference of the holders of Preferred Stock. There are no preemptive rights, conversion rights, or redemption or sinking fund provisions with respect to the shares of Common Stock. All of the outstanding shares of Common Stock are duly and validly authorized and issued, fully paid and non-assessable.

    Holders of Common Stock are entitled to one vote per share of Common Stock held of record on all such matters submitted to a vote of the shareholders. Holders of the shares of Common Stock do not have cumulative voting rights. As a result, the holders of a majority of the outstanding shares of Common Stock voting for the election of directors can elect all the directors, and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any persons to the Board of Directors. See "Principal and Selling Shareholders and Share Ownership of Management."

PREFERRED STOCK

    The Board of Directors may, without approval of the Company's shareholders, from time to time, authorize the issuance of Preferred Stock in one or more series for such consideration and, within certain limits, with such relative rights, preferences and limitations as the Board of Directors may determine. The relative rights, preferences and limitations that the Board of Directors has the authority to determine as to any such series of Preferred Stock include, among other things, dividend rates, voting rights, conversion rights, redemption rights and liquidation preferences. Because the Board of Directors has the power to establish the relative rights, preferences and limitations of each series of Preferred Stock, it may afford to the holders of any such series preferences and rights senior to the rights of the holders of shares of Common Stock. Although the Board of Directors has no intention at the present time of doing so, it could cause the issuance of Preferred Stock that could discourage an acquisition attempt or other transaction that some, or a majority of, the shareholders might believe to be in their best interest or in which the shareholders might receive a premium for their shares of Common Stock over the market price of such shares.

DELAWARE LAW AND CERTAIN CORPORATE PROVISIONS

    The Company is subject to the provisions of Section 203 of the DGCL. In general, this statute prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a "business combination" with an "interested shareholder" for a period of three years after the date of the transaction in which the person becomes an interested shareholder, unless either
(i) prior to the date at which the shareholder became an interested shareholder the Board of Directors approved either the business combination or the transaction in which the person becomes an interested shareholder, (ii) the shareholder acquires more than 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in certain employee stock plans) upon consummation of the transaction in which the shareholder becomes an interested shareholder or (iii) the business combination is approved by the Board of Directors and by two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested shareholder) at a meeting of the shareholders (and not by written consent) held on or subsequent to the date on which the person became an "interested shareholder" of the business combination. An "interested shareholder" is a person who, together with affiliates and associates, owns (or is an affiliate or associate of the corporation and, together with affiliates and associates, at any time within the prior three years did own) 15% or more of the corporation's voting stock. Section 203 defines a "business combination" to include, without limitation, mergers, consolidations, stock sales and asset based transactions and other transactions resulting in a financial benefit to the interested shareholder.

    The Company's Certificate of Incorporation and Bylaws contain a number of provisions relating to corporate governance and to the rights of shareholders. Certain of these provisions may be deemed to have a potential "anti-takeover" effect in that such provisions may delay, defer or prevent a change of control of the Company. These provisions include (i) the classification of the Board of Directors into three classes, each class serving for staggered three-year terms;
(ii) the authority of the Board of Directors to determine the size of the Board of Directors, subject to certain minimums and maximums; (iii) the authority of certain members of the Board of Directors to fill vacancies on the Board of Directors; (iv) a requirement that special meetings of shareholders may be called only by the Board of Directors, the Chairman of the Board or holders of at least one-tenth of all the shares entitled to vote at the meeting; (v) the elimination of shareholder action by written consent; (vi) the authority of the Board of Directors to issue series of Preferred Stock with such voting rights and other powers as the Board of Directors may determine; (vii) the requirement that the Article in the Certificate of Incorporation creating the staggered board may only be amended by the vote of at least 66 2/3% of the voting securities of the Company; (viii) the prohibition on amending or rescinding, before December 31, 1996, the Article in the Certificate of Incorporation related to the filling of vacancies on the Board of Directors; and (ix) a requirement that any business combination between the Company and a beneficial owner of more that five percent of any class of an equity security of the Company must be approved by the holders of a majority of the Company's securities, excluding those securities held by such beneficial owner, voted at a meeting called for the purpose of approving such business combination.

INDEMNIFICATION AND LIMITED LIABILITY

    The Company's Certificate of Incorporation and Bylaws require the Company to indemnify the directors and officers of the Company to the fullest extent permitted by law. In addition, as permitted by the DGCL, the Company's Certificate of Incorporation and Bylaws provide that no director of the Company will be personally liable to the Company or its shareholders for monetary damages for such director's breach of duty as a director. This limitation of liability does not relieve directors from liability for (i) any breach of the director's duty of loyalty to the Company or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) any liability under Section 174 of the DGCL for unlawful distributions, or (iv) any transaction from which the director derived an improper personal benefit. This provision of the Certificate of Incorporation will limit the remedies available to a shareholder who is dissatisfied with a decision of the Board of Directors protected by this provision, and such shareholder's only remedy in that circumstance may be to bring a suit to prevent the action of the Board of Directors. In many situations, this remedy may not be effective, E.G., when shareholders are not aware of a transaction or an event prior to action of the Board of Directors in respect of such transaction or event.

    Subject to certain limitations, the Company's executive officers and directors are insured against losses arising from claims made against them for wrongful acts which they may become obligated to pay or for which the Company may be required to indemnify them.

REGISTRATION RIGHTS

    The Company has entered into an agreement granting registration rights (the "Registration Rights Agreement") with certain holders of Common Stock including the Selling Shareholders and Mr. James P. Cotton, Jr. and Mr. Gerald E. Eickhoff (both of whom are directors of the Company). Pursuant to the Registration Rights Agreement, these holders may exercise demand or "piggyback" registration rights with respect to shares of Common Stock held by them. The Company is obligated to register stock on only two occasions pursuant to the demand registration rights. The Registration Rights Agreement has a term of three years for demand registration rights and five years for "piggyback" registration rights. These registration rights are subject to certain conditions and limitations, including the right of underwriters to restrict the number of shares offered in a registration.

OTHER MATTERS

    The Common Stock is listed on Nasdaq National Market under the symbol "AMMB." SunTrust Bank, Atlanta, Georgia, is the transfer agent and registrar for the Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon the completion of the Offering, the Company will have outstanding 26,364,992 shares of Common Stock (26,664,992 shares if the Underwriters' over-allotment option is exercised in full), of which 8,915,441 shares will be "affiliate securities," as that term is defined in Rule 144 or 145 promulgated under the Securities Act. See "Description of Capital Stock -- Registration Rights" for a description of the registration rights held by holders of a substantial portion of the affiliate shares. In general, under Rules 144 and 145, a person may, subject to certain restrictions, sell within any three-month period a number of shares which does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock or (ii) the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission as required by Rule 144. Sales by affiliates under Rule 144 also are subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. The Company, its executive officers and directors and the Selling Shareholders have agreed that they will not offer, sell, contract to sell or otherwise dispose of any shares of Common Stock of the Company for a period of 180 days from the date of this Prospectus without the prior written consent of the Representatives (as defined below in "Underwriting"), except for the sale of shares of Common Stock offered hereby and except for bona fide gifts to donees that agree to be bound by such restriction.

    No predictions can be made as to the effect, if any, that sales of shares of Common Stock under Rule 144 will have on the market price of the Common Stock. Sales of substantial amounts of such shares in the public market could adversely affect the market price of the Common Stock or the ability of the Company to raise capital through a public offering of its equity securities.

    Shares of Common Stock issued pursuant to the Company's stock option plans generally will be available for sale in the open market and will be freely tradeable, except to the extent that the holders thereof are affiliates of the Company, in which case the limitations of Rule 144 (other than the holding period) will apply. On November 30, 1995, options to purchase 2,337,248 shares of Common Stock were outstanding under the Company's stock option plans. See "Principal and Selling Shareholders and Share Ownership of Management."

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, for whom The Robinson-Humphrey Company, Inc. and Piper Jaffray Inc. are acting as representatives (collectively, the "Representatives"), have severally agreed to purchase from the Company and the Selling Shareholders, and the Company and the Selling Shareholders have agreed to sell to the Underwriters, the number of shares of Common Stock set forth opposite their respective names below:

                                                                                            NUMBER OF
                                                                                            SHARES OF
UNDERWRITER                                                                                COMMON STOCK
----------------------------------------------------------------------------------------  --------------
The Robinson-Humphrey Company, Inc......................................................      1,222,500
Piper Jaffray Inc.......................................................................      1,222,500
BT Securities Corporation...............................................................         85,000
J.C. Bradford & Co......................................................................         85,000
Morgan Keegan & Company, Inc............................................................         85,000
Raymond James & Associates, Inc.........................................................         85,000
Advest, Inc.............................................................................         65,000
Everen Securities, Inc..................................................................         65,000
Furman Selz Incorporated................................................................         65,000
Interstate/Johnson Lane Corporation.....................................................         65,000
McDonald & Company Securities, Inc......................................................         65,000
Principal Financial Securities, Inc.....................................................         65,000
Rauscher Pierce Refsnes, Inc............................................................         65,000
Stephens Inc............................................................................         65,000
Wheat First Butcher Singer..............................................................         65,000
Brean Murray, Foster Securities, Inc....................................................         45,000
Dominick & Dominick, Incorporated.......................................................         45,000
Equitable Securities Corporation........................................................         45,000
First Equity Corporation of Florida.....................................................         45,000
First Southwest Company.................................................................         45,000
Friedman, Billings, Ramsey & Co., Inc...................................................         45,000
Josephthal Lyon & Ross Incorporated.....................................................         45,000
Mesirow Financial, Inc..................................................................         45,000
Pennsylvania Merchant Group Ltd.........................................................         45,000
Rodman & Renshaw, Inc...................................................................         45,000
Sanders Morris Mundy Inc................................................................         45,000
Scott & Stringfellow, Inc...............................................................         45,000
Southwest Securities, Inc...............................................................         45,000
Sterne, Agee & Leach, Inc...............................................................         45,000
                                                                                          --------------
  Total.................................................................................      4,000,000
                                                                                          --------------
                                                                                          --------------

    The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The nature of the Underwriters' obligations is such that they are committed to purchase all shares of Common Stock offered hereby if any are purchased.

    The Underwriters propose to offer the shares of Common Stock directly to the public at the Price to Public set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $0.39 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share in sales to certain other dealers. After the Offering, the Price to Public and other selling terms may be changed.

    The Company, each of its directors and executive officers and the Selling Shareholders have agreed that they will not offer, sell or otherwise dispose of any shares of Common Stock (other than the shares offered by the Company and the Selling Shareholders in this offering), subject to certain exceptions, for a period of 180 days from the date of this Prospectus without the prior written consent of the Representatives.

    The Company and the Selling Shareholders have granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to 300,000 and 300,000 additional shares of Common Stock, respectively (600,000 shares in the aggregate), to cover over-allotments, if any, at the public offering price less the underwriting discount, as set forth on the cover page of this Prospectus. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 4,000,000 shares of Common Stock offered hereby. The Underwriters may exercise such option only to cover over-allotments in connection with the sale of the shares of Common Stock offered hereby. In the event that the Underwriters exercise less than their full over-allotment option, the number of shares to be sold pursuant thereto by the Company and the Selling Shareholders shall be allocated equally between the Company, on the one hand, and the Selling Shareholders on the other.

    The Company and the Selling Shareholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

    In connection with the Offering, certain underwriters and selling group members (if any) or their respective affiliates who are qualified registered market makers on the Nasdaq National Market may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Securities Exchange Act of 1934, as amended, during the two business day period before commencement of offers of sales of the Common Stock. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security; however if all independent bids are lowered below the passive market marker's bid, such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby will be passed upon for the Company by L. Keith Blackwell, General Counsel of the Company. Certain other legal matters will be passed upon for the Company by Haynes and Boone, L.L.P., Dallas, Texas. Certain legal matters relating to the shares of Common Stock offered hereby will be passed upon for the Underwriters by Smith, Gambrell & Russell, Atlanta, Georgia.

                            INDEPENDENT ACCOUNTANTS

    The consolidated balance sheets of the Company as of December 31, 1993 and 1994, and the related statements of income, shareholders' equity and cash flows for the period from November 1, 1992 through December 31, 1992 and the years ended December 31, 1993 and 1994 and the combined statements of income and cash flows of Holdings (predecessor of the Company) for the period January 1, 1992 through October 31, 1992 have been audited by Deloitte & Touche LLP, independent accountants, as stated in their reports appearing herein.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
Consolidated Financial Statements of AMRESCO, INC.
  Independent Auditors' Report.............................................................................        F-2
  Consolidated Balance Sheets, December 31, 1993 and 1994, and September 30, 1995 (Unaudited)..............        F-3
  Consolidated Statements of Income for the Two Months Ended December 31, 1992, the Years Ended December
   31, 1993 and 1994, and the Nine Months Ended September 30, 1994 and 1995 (Unaudited)....................        F-4
  Consolidated Statements of Shareholders' Equity for the Two Months Ended December 31, 1992, the Years
   Ended December 31, 1993 and 1994, and the Nine Months Ended September 30, 1995 (Unaudited)..............        F-5
  Consolidated Statements of Cash Flows for the Two Months Ended December 31, 1992, the Years Ended
   December 31, 1993 and 1994, and the Nine Months Ended September 30, 1994 and 1995 (Unaudited)...........        F-6
  Notes to Consolidated Financial Statements...............................................................        F-7

Combined Financial Statements of Predecessor Businesses
  Independent Auditors' Report.............................................................................       F-21
  Combined Statement of Income for the Ten Months Ended October 31, 1992...................................       F-22
  Combined Statement of Cash Flows for the Ten Months Ended October 31, 1992...............................       F-22
  Notes to Combined Financial Statements...................................................................       F-23

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of AMRESCO, INC.:

    We have audited the accompanying consolidated balance sheets of AMRESCO, INC. and subsidiaries as of December 31, 1993 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for the two months ended December 31, 1992, and the years ended December 31, 1993 and 1994. These financial statements are the responsibility of AMRESCO, INC.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of AMRESCO, INC. and subsidiaries as of December 31, 1993 and 1994, and the results of their operations and their cash flows for the two months ended December 31, 1992, and the years ended December 31, 1993 and 1994, in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP

Dallas, Texas
February 6, 1995

                         AMRESCO, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                     ASSETS

                                                                                 DECEMBER 31,
                                                                             --------------------
                                                                               1993       1994
                                                                             ---------  ---------  SEPTEMBER 30,
                                                                                                       1995
                                                                                                   -------------
                                                                                                    (UNAUDITED)
Cash and cash equivalents..................................................  $  43,442  $  20,446   $    12,720
Investment securities (Note 5).............................................                              27,222
Accounts receivable, net of reserves of $826, $4,929 and $2,641,
 respectively..............................................................     39,399     20,682         7,657
Mortgage loans held for sale (Note 5)......................................                               6,042
Investments in asset portfolios (Notes 5 and 14):
  Loans....................................................................     33,795     30,920       114,676
  Partnerships and joint ventures..........................................      2,503     22,491        30,052
  Real estate..............................................................      2,504     14,054        11,046
  Asset backed securities..................................................                 3,481        19,982
Deferred income taxes (Note 6).............................................     18,173     17,207        12,810
Premises and equipment, net of accumulated depreciation of $2,108, $1,082
 and $1,781, respectively..................................................      3,422      4,301         5,119
Intangible assets, net of accumulated amortization of $1,170, $1,226 and
 $3,056, respectively (Notes 2 and 3)......................................     10,209     30,668        30,377
Other assets (Notes 4, 10 and 14)..........................................     10,206      8,090        13,379
                                                                             ---------  ---------  -------------
TOTAL ASSETS...............................................................  $ 163,653  $ 172,340   $   291,082
                                                                             ---------  ---------  -------------
                                                                             ---------  ---------  -------------
                                      LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES:
  Accounts payable.........................................................  $   9,830  $   4,891   $     4,307
  Accrued employee compensation and benefits (Notes 3, 11 and 12)..........     23,419     18,460         8,524
  Notes payable (Note 5)...................................................     22,113     15,500       104,222
  Mortgage warehouse debt (Note 5).........................................                               5,693
  Nonrecourse debt (Note 5)................................................      6,000        959        30,605
  Income taxes payable (Note 6)............................................        541      1,219         1,329
  Payable to partners (Note 7).............................................      3,399      3,907           950
  Net liabilities of discontinued operation (Note 9).......................                   954
  Other liabilities (Note 8)...............................................      6,652     12,864         6,428
                                                                             ---------  ---------  -------------
    Total liabilities......................................................     71,954     58,754       162,058
                                                                             ---------  ---------  -------------
COMMITMENTS AND CONTINGENCIES (Note 13)
SHAREHOLDERS' EQUITY (Note 11):
  Preferred stock, $1.00 par value, authorized 5,000,000 shares; none outstanding
  Common stock, $.05 par value, authorized 50,000,000 shares; 22,309,817,
   23,592,647 and 24,193,464 shares issued in 1993, 1994 and 1995,
   respectively............................................................      1,116      1,180         1,210
  Capital in excess of par.................................................     67,112     74,691        78,790
  Reductions for employee stock............................................       (607)      (429)         (620)
  Treasury stock, $0.05 par value, 24,339 shares in 1995...................                                (160)
  Retained earnings (Note 5)...............................................     24,078     38,144        49,804
                                                                             ---------  ---------  -------------
    Total shareholders' equity.............................................     91,699    113,586       129,024
                                                                             ---------  ---------  -------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.................................  $ 163,653  $ 172,340   $   291,082
                                                                             ---------  ---------  -------------
                                                                             ---------  ---------  -------------

                See notes to consolidated financial statements.

                         AMRESCO, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                      TWO MONTHS                                NINE MONTHS ENDED
                                                        ENDED      YEAR ENDED DECEMBER 31,        SEPTEMBER 30,
                                                     DECEMBER 31,  ------------------------  ------------------------
                                                         1992         1993         1994         1994         1995
                                                     ------------  -----------  -----------  -----------  -----------
                                                                                                   (UNAUDITED)
REVENUES (Note 3):
  Asset management and resolution fees.............   $   37,678   $   168,313  $   120,640  $   101,221  $    27,278
  Asset portfolio income...........................                      2,642       13,089        8,433       23,662
  Mortgage banking fees............................                                   6,176        1,967       14,077
  Other revenues...................................          157         1,207       17,279       16,184        4,585
                                                     ------------  -----------  -----------  -----------  -----------
    Total revenues.................................       37,835       172,162      157,184      127,805       69,602
                                                     ------------  -----------  -----------  -----------  -----------
EXPENSES:
  Personnel........................................       16,814        84,347       79,018       62,268       36,827
  Occupancy........................................          763         3,329        4,108        3,106        1,903
  Equipment........................................          560         2,121        2,637        1,978        1,580
  Professional fees................................        5,085        17,517       11,593        9,156        2,359
  General and administrative.......................        6,903        17,380       22,299       16,136        3,745
  Interest (Note 5)................................           19           754        1,768        1,696        2,771
  Profit participations............................        1,529         3,037           75          (65)         446
                                                     ------------  -----------  -----------  -----------  -----------
    Total expenses.................................       31,673       128,485      121,498       94,275       49,631
                                                     ------------  -----------  -----------  -----------  -----------
Income from continuing operations before taxes.....        6,162        43,677       35,686       33,530       19,971
Income tax expense (Note 6)........................        2,279        17,371       14,753       13,874        7,541
                                                     ------------  -----------  -----------  -----------  -----------
INCOME FROM CONTINUING OPERATIONS..................        3,883        26,306       20,933       19,656       12,430
                                                     ------------  -----------  -----------  -----------  -----------
Discontinued operations (Note 9)
  Loss from operations, net of $99, $1,392, $891,
   and $651 income tax benefit for 1992, 1993,
   1994, and the nine months ended September 30,
   1994, respectively..............................         (148)       (2,088)      (1,287)        (976)
  Loss on disposal of AMRESCO Services, Inc.
   (including provision of $923 for operating
   losses during the phase-out period), less
   applicable income tax benefit of $622...........                                    (898)
  Gain from sale of discontinued operations, net of
   $1,617 income tax expense.......................                                                             2,425
                                                     ------------  -----------  -----------  -----------  -----------
Gain (Loss) from discontinued operations...........         (148)       (2,088)      (2,185)        (976)       2,425
                                                     ------------  -----------  -----------  -----------  -----------
NET INCOME.........................................   $    3,735   $    24,218  $    18,748  $    18,680  $    14,855
                                                     ------------  -----------  -----------  -----------  -----------
                                                     ------------  -----------  -----------  -----------  -----------
Earnings per share for income from continuing
 operations........................................   $     0.34   $      2.33  $      0.88  $      0.83  $      0.51
                                                     ------------  -----------  -----------  -----------  -----------
                                                     ------------  -----------  -----------  -----------  -----------
Earnings per share for net income..................   $     0.33   $      2.15  $      0.79  $      0.79  $      0.61
                                                     ------------  -----------  -----------  -----------  -----------
                                                     ------------  -----------  -----------  -----------  -----------
Weighted average number of shares outstanding......   11,419,536    11,288,688   23,679,239   23,515,800   24,429,822
                                                     ------------  -----------  -----------  -----------  -----------
                                                     ------------  -----------  -----------  -----------  -----------

                See notes to consolidated financial statements.

                         AMRESCO, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                                        COMMON
                                                                             CONVERTIBLE           COMMON STOCK,        STOCK,
                                                                           PREFERRED STOCK         NO PAR VALUE        $0.05 PAR
                                                                         --------------------  ---------------------     VALUE
                                                                          NUMBER                 NUMBER               -----------
                                                                            OF                     OF                  NUMBER OF
                                                                          SHARES     AMOUNT      SHARES     AMOUNT      SHARES
                                                                         ---------  ---------  ----------  ---------  -----------
NOVEMBER 1, 1992.......................................................    126,960  $  12,696     515,000  $   3,090
Net income.............................................................
                                                                         ---------  ---------  ----------  ---------  -----------
DECEMBER 31, 1992......................................................    126,960     12,696     515,000      3,090
                                                                         ---------  ---------  ----------  ---------  -----------
Cancellation of stock and notes receivable (Note 11)...................                           (29,800)      (179)
Employee stock compensation (Note 11)..................................                                        1,188
Dividends paid ($.35 per share)........................................
Conversion of convertible preferred stock (Note 2).....................   (126,960)   (12,696)    623,531     12,696
Conversion of common stock (Note 2)....................................                        (1,108,731)   (16,795)  11,120,530
Issuance of common stock for acquisition (Note 2)......................                                                11,189,287
Net income.............................................................
                                                                         ---------  ---------  ----------  ---------  -----------
DECEMBER 31, 1993......................................................                                                22,309,817
                                                                         ---------  ---------  ----------  ---------  -----------
Exercise of stock options (Note 11)....................................                                                   711,590
Issuance of common stock for acquisition (Note 2)......................                                                   571,240
Tax benefits from employee stock compensation..........................
Repayments of notes receivable for officer's shares....................
Dividends paid ($.15 per share)........................................
Dividends declared ($.05 per share)....................................
Foreign currency translation adjustments...............................
Net income.............................................................
                                                                         ---------  ---------  ----------  ---------  -----------
DECEMBER 31, 1994......................................................                                                23,592,647
                                                                         ---------  ---------  ----------  ---------  -----------
(Unaudited)
  Exercise of stock options............................................                                                   394,480
  Issuance of common stock for earnout.................................                                                   112,002
  Issuance of common stock for unearned stock compensation.............                                                    94,335
  Amortization of unearned stock compensation..........................
  Tax benefits from employee stock compensation........................
  Repayment of notes receivable for officers' shares...................
  Settlement of notes receivable for officers' shares with common stock
   (14,339 shares).....................................................
  Acquisition of treasury stock (10,000 shares)........................
  Dividends paid ($0.10 per share).....................................
  Dividends declared ($0.05 per share).................................
  Foreign currency translation adjustments.............................
  Unrealized gain on assets available for sale.........................
  Net income...........................................................
                                                                         ---------  ---------  ----------  ---------  -----------
  SEPTEMBER 30, 1995 (unaudited).......................................             $                      $           24,193,464
                                                                         ---------  ---------  ----------  ---------  -----------
                                                                         ---------  ---------  ----------  ---------  -----------


                                                                                      CAPITAL IN    REDUCTIONS
                                                                                       EXCESS OF   FOR EMPLOYEE    TREASURY
                                                                           AMOUNT         PAR          STOCK         STOCK
                                                                         -----------  -----------  -------------  -----------
NOVEMBER 1, 1992.......................................................   $            $             $    (786)    $
Net income.............................................................
                                                                         -----------  -----------       ------    -----------
DECEMBER 31, 1992......................................................                                   (786)
                                                                         -----------  -----------       ------    -----------
Cancellation of stock and notes receivable (Note 11)...................                                    179
Employee stock compensation (Note 11)..................................
Dividends paid ($.35 per share)........................................
Conversion of convertible preferred stock (Note 2).....................
Conversion of common stock (Note 2)....................................         556       16,239
Issuance of common stock for acquisition (Note 2)......................         560       50,873
Net income.............................................................
                                                                         -----------  -----------       ------    -----------
DECEMBER 31, 1993......................................................       1,116       67,112          (607)
                                                                         -----------  -----------       ------    -----------
Exercise of stock options (Note 11)....................................          35        1,560
Issuance of common stock for acquisition (Note 2)......................          29        4,291
Tax benefits from employee stock compensation..........................                    1,728
Repayments of notes receivable for officer's shares....................                                    178
Dividends paid ($.15 per share)........................................
Dividends declared ($.05 per share)....................................
Foreign currency translation adjustments...............................
Net income.............................................................
                                                                         -----------  -----------       ------    -----------
DECEMBER 31, 1994......................................................       1,180       74,691          (429)
                                                                         -----------  -----------       ------    -----------
(Unaudited)
  Exercise of stock options............................................          20        1,146
  Issuance of common stock for earnout.................................           5          772
  Issuance of common stock for unearned stock compensation.............           5          644          (649)
  Amortization of unearned stock compensation..........................                                    149
  Tax benefits from employee stock compensation........................                    1,537
  Repayment of notes receivable for officers' shares...................                                    220
  Settlement of notes receivable for officers' shares with common stock
   (14,339 shares).....................................................                                     89           (89)
  Acquisition of treasury stock (10,000 shares)........................                                                  (71)
  Dividends paid ($0.10 per share).....................................
  Dividends declared ($0.05 per share).................................
  Foreign currency translation adjustments.............................
  Unrealized gain on assets available for sale.........................
  Net income...........................................................
                                                                         -----------  -----------       ------    -----------
  SEPTEMBER 30, 1995 (unaudited).......................................   $   1,210    $  78,790     $    (620)    $    (160)
                                                                         -----------  -----------       ------    -----------
                                                                         -----------  -----------       ------    -----------


                                                                                          TOTAL
                                                                          RETAINED    SHAREHOLDERS'
                                                                          EARNINGS       EQUITY
                                                                         -----------  -------------
NOVEMBER 1, 1992.......................................................   $            $    15,000
Net income.............................................................       3,735          3,735
                                                                         -----------  -------------
DECEMBER 31, 1992......................................................       3,735         18,735
                                                                         -----------  -------------
Cancellation of stock and notes receivable (Note 11)...................
Employee stock compensation (Note 11)..................................                      1,188
Dividends paid ($.35 per share)........................................      (3,875)        (3,875)
Conversion of convertible preferred stock (Note 2).....................                    --
Conversion of common stock (Note 2)....................................                    --
Issuance of common stock for acquisition (Note 2)......................                     51,433
Net income.............................................................      24,218         24,218
                                                                         -----------  -------------
DECEMBER 31, 1993......................................................      24,078         91,699
                                                                         -----------  -------------
Exercise of stock options (Note 11)....................................                      1,595
Issuance of common stock for acquisition (Note 2)......................                      4,320
Tax benefits from employee stock compensation..........................                      1,728
Repayments of notes receivable for officer's shares....................                        178
Dividends paid ($.15 per share)........................................      (3,441)        (3,441)
Dividends declared ($.05 per share)....................................      (1,179)        (1,179)
Foreign currency translation adjustments...............................         (62)           (62)
Net income.............................................................      18,748         18,748
                                                                         -----------  -------------
DECEMBER 31, 1994......................................................      38,144        113,586
                                                                         -----------  -------------
(Unaudited)
  Exercise of stock options............................................                      1,166
  Issuance of common stock for earnout.................................                        777
  Issuance of common stock for unearned stock compensation.............                    --
  Amortization of unearned stock compensation..........................                        149
  Tax benefits from employee stock compensation........................                      1,537
  Repayment of notes receivable for officers' shares...................                        220
  Settlement of notes receivable for officers' shares with common stock
   (14,339 shares).....................................................                    --
  Acquisition of treasury stock (10,000 shares)........................                        (71)
  Dividends paid ($0.10 per share).....................................      (2,398)        (2,398)
  Dividends declared ($0.05 per share).................................      (1,208)        (1,208)
  Foreign currency translation adjustments.............................         155            155
  Unrealized gain on assets available for sale.........................         256            256
  Net income...........................................................      14,855         14,855
                                                                         -----------  -------------
  SEPTEMBER 30, 1995 (unaudited).......................................   $  49,804    $   129,024
                                                                         -----------  -------------
                                                                         -----------  -------------

                See notes to consolidated financial statements.

                         AMRESCO, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                                   TWO MONTHS    YEAR ENDED DECEMBER    NINE MONTHS ENDED
                                                                      ENDED              31,              SEPTEMBER 30,
                                                                  DECEMBER 31,   --------------------  --------------------
                                                                      1992         1993       1994       1994       1995
                                                                  -------------  ---------  ---------  ---------  ---------
                                                                                                           (UNAUDITED)
OPERATING ACTIVITIES:
Net income......................................................    $   3,735    $  24,218  $  18,748  $  18,680  $  14,855
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization...............................          581        2,955      3,028      2,198      2,694
    Loss (Gain) on discontinued operation (Note 9)..............                                1,645                (2,425)
    Write-off of intangible related to contract conclusion......                                2,827      2,827
    Deferred tax provision (benefit)............................         (603)      (1,650)       966      2,705      4,397
    Loss from disposition of premises and equipment.............           16                     198        692         78
    Employee stock compensation.................................                     1,188                              149
    Increase (decrease) in cash for changes in (exclusive of
     assets and liabilities acquired in business combinations):
      Accounts receivable.......................................      (10,417)       3,287     17,855     20,468     13,025
      Other assets..............................................           94       (3,848)     1,908      3,484     (3,894)
      Accounts payable..........................................        6,641       (4,924)    (4,768)    (6,614)      (630)
      Income taxes payable......................................        2,783       (2,699)       678      3,191     (1,507)
      Other liabilities.........................................       (2,191)      17,391     (4,137)    (2,782)   (21,588)
                                                                  -------------  ---------  ---------  ---------  ---------
        Net cash provided by operating activities...............          639       35,918     38,948     44,849      5,154
                                                                  -------------  ---------  ---------  ---------  ---------
INVESTING ACTIVITIES:
  Cash and cash equivalents acquired through BEI merger.........                    18,521
  Purchase of investment securities, net........................                                                    (27,222)
  Cash used for purchase of subsidiaries........................                              (17,830)   (17,830)    (1,295)
  Loans originated or purchased.................................                                                     (7,767)
  Purchase of asset portfolios..................................                   (36,894)   (62,580)   (33,196)  (139,123)
  Collections on asset portfolios...............................                     3,099     30,815     23,175     34,569
  Proceeds from sale of subsidiaries............................                                1,385      1,385      6,250
  Purchase of premises and equipment............................                      (852)    (2,141)    (2,091)    (1,627)
                                                                  -------------  ---------  ---------  ---------  ---------
        Net cash used in investing activities...................                   (16,126)   (50,351)   (28,557)  (136,215)
                                                                  -------------  ---------  ---------  ---------  ---------
FINANCING ACTIVITIES:
  Proceeds from notes payable, mortgage warehouse debt and
   nonrecourse debt.............................................        4,656       42,426     19,894      4,394    238,048
  Repayment of notes payable, mortgage warehouse debt and
   nonrecourse debt.............................................       (3,045)     (19,129)   (31,547)   (23,340)  (113,987)
  Payment of dividends..........................................                    (3,875)    (3,441)    (2,266)    (3,578)
  Stock options exercised.......................................                                1,595      1,381      1,166
  Tax benefit of employee stock compensation....................                                1,728      1,652      1,537
  Acquisition of treasury stock.................................                                                        (71)
  Repayment of notes receivable for officer's shares............                                  178        178        220
                                                                  -------------  ---------  ---------  ---------  ---------
        Net cash provided by (used in) financing activities.....        1,611       19,422    (11,593)   (18,001)   123,335
                                                                  -------------  ---------  ---------  ---------  ---------
Net increase (decrease) in cash and cash equivalents............        2,250       39,214    (22,996)    (1,709)    (7,726)
Cash and cash equivalents, beginning of period..................        1,978        4,228     43,442     43,442     20,446
                                                                  -------------  ---------  ---------  ---------  ---------
Cash and cash equivalents, end of period........................    $   4,228    $  43,442  $  20,446  $  41,733  $  12,720
                                                                  -------------  ---------  ---------  ---------  ---------
                                                                  -------------  ---------  ---------  ---------  ---------
SUPPLEMENTAL DISCLOSURES:
  Interest paid.................................................    $       5    $     678  $   1,533  $   1,466  $   2,912
  Income taxes paid.............................................                    23,460      8,507      3,619      2,990
  Conversion of convertible preferred stock to common stock.....                    12,696
  Common stock issued for purchase of subsidiary................                                4,320      4,320        777
  Common stock issued for unearned stock compensation...........                                                        649
  Holliday Fenoglio earnout liability...........................                                3,883
  Notes receivable received in connection with sale of
   subsidiary...................................................                                  818        818

                See notes to consolidated financial statements.

                         AMRESCO, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (INFORMATION AS OF SEPTEMBER 30, 1995 AND FOR THE PERIODS
                ENDED SEPTEMBER 30, 1994 AND 1995 IS UNAUDITED)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION -- On December 31, 1993, AMRESCO, INC., formerly BEI Holdings, Ltd. (BEI), merged with AMRESCO Holdings, Inc. (Holdings). The merger was accounted for as a "reverse acquisition" whereby Holdings was deemed to have acquired BEI for financial reporting purposes. However, BEI, renamed AMRESCO, INC. on May 23, 1994, remains the continuing legal entity and registrant for Securities and Exchange Commission filing purposes. Consistent with the reverse acquisition accounting treatment, the historical financial statements of AMRESCO, INC. presented for the year ended December 31, 1993, and the two months ended December 31, 1992, are the consolidated financial statements of Holdings and differ from the consolidated financial statements of BEI as previously reported. The operations of BEI have been included in the financial statements from the date of acquisition. AMRESCO, INC. (the Company) is engaged primarily in the business of portfolio acquisition, asset management and resolution, loan origination/underwriting, servicing and real estate brokerage.

    PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of the Company, its subsidiaries and its controlled joint ventures. Significant intercompany accounts and transactions have been eliminated in consolidation.

    REVENUE AND EXPENSE RECOGNITION -- Asset management and resolution fees from management contracts are based on the amount of assets under management and the net proceeds from the resolution of such assets, respectively, and are recognized as earned. Expenses incurred in managing and administering the assets subject to management contracts are charged to expense as incurred. Asset resolution fees are accrued based on estimated collections and related costs. Differences between estimated and actual amounts are recorded in the period of determination. Loan placement fees, commitment fees, loan servicing fees and real estate brokerage commissions are recognized as earned. Placement and servicing expenses are charged to expense as incurred.

    CASH EQUIVALENTS -- Cash equivalents include all highly liquid investments with a maturity of three months or less when purchased.

    INVESTMENT SECURITIES -- Investment Securities consist of short-term investments such as Treasury bills, Federal agency securities and commercial paper with a maturity of three months or less. The Company has the intent and ability to hold these investments to maturity and are carried at amortized cost. Because of the short maturities, cost estimates fair value. All investment securities are pledged as collateral under the investment loan agreement. See
Note 5.

    RECEIVABLES -- Receivables are recognized as earned according to the respective management contracts. Included in accounts receivable are other amounts due as reimbursement for certain expenses incurred or for funds advanced on behalf of its customers. Receivables are due primarily from the Federal Deposit Insurance Corporation (FDIC), the Resolution Trust Company (RTC) and other customers. The Company's exposure to credit loss in the event that payment is not received for revenue recognized equals the balance of accounts receivable in the balance sheet.

    MORTGAGE BANKING ACTIVITIES -- Mortgage loans held for sale are carried at the lower of cost or market. Market is determined on an individual loan basis based upon the estimated fair value of similar loans for the month of expected delivery.

    Statement of Financial Accounting Standards (SFAS) No. 122, "Accounting for Mortgage Servicing Rights" (an amendment of SFAS No. 65), which is effective for the fiscal year 1996, requires mortgage banking enterprises to recognize as separate assets rights to service mortgage loans for others, whether such

                         AMRESCO, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) rights are originated by the Company's own mortgage banking activities or purchased from others. The Company will adopt SFAS No. 122 effective January 1, 1996, and expects that the impact of such adoption will be insignificant to its financial condition and results of operations.

    INVESTMENT IN ASSET PORTFOLIOS -- The Company classifies its investments in asset portfolios as: loans, partnerships and joint ventures, real estate, and asset-backed securities. The original cost of an asset portfolio is allocated to individual assets within that asset portfolio based on their relative fair value to the total purchase price. The difference between gross estimated cash flows from loans and asset-backed securities and its present value is accrued using the level yield method. The Company accounts for its investments in partnerships and joint ventures using the equity method which generally results in the pass-through of the Company's pro rata share of earnings as if the Company had a direct investment in the underlying loans. Real estate is accounted for at the lower of cost or estimated fair value. Gains and losses on the sale or collection of specific assets are recognized on a specific identification basis. Loans, partnerships and joint ventures, and real estate are carried at the lower of cost or estimated fair value. The Company's investments in asset-backed securities are classified as available for sale and are carried at estimated fair value determined by discounting estimated cash flows at current market rates. Any unrealized gains (losses) on asset-backed securities are excluded from earnings and reported as a separate component of shareholders' equity, net of tax effects.

    Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan", as amended by SFAS 118, which is effective for fiscal year 1995, requires creditors to evaluate the collectibility of both contractual interest and principal of loans when assessing the need for a loss accrual. Impairment is measured based on the present value of the expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral, less estimated selling costs, if the loan is collateral dependent and foreclosure is probable. In management's judgment, because all loans are purchased at substantial discounts, the adoption of SFAS 114 will have an insignificant impact on the Company's financial condition and results of operations. As of January 1, 1995, the Company adopted the provisions of SFAS No. 114 "Accounting by Creditors for Impairment of a Loan" as amended by SFAS 118.

    PREMISES AND EQUIPMENT -- Premises and equipment are stated at cost less accumulated depreciation. The related assets are depreciated using the straight-line method over their estimated service lives, which range from three to twenty years. Improvements to leased property are amortized over the life of the lease or the life of the improvement, whichever is shorter.

    INTANGIBLE ASSETS -- Intangible assets represent the excess of purchase price over the fair market value of net assets acquired in connection with the purchases described in Note 2. These intangible assets, principally goodwill, servicing rights and contracts acquired, are amortized using the straight-line method over periods ranging from one to fifteen years. The Company periodically assesses the recoverability of intangible assets and estimates the remaining useful life by reviewing projected results of acquired operations, servicing rights and contracts.

    INCOME TAXES -- The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred taxes are recorded for temporary differences between the bases of assets and liabilities as recognized by tax laws and their bases as reported in the financial statements.

    EARNINGS PER SHARE -- Earnings per share is computed by dividing net income by the weighted average number of common shares and common share equivalents outstanding. The weighted average number of shares outstanding for the years ended December 31, 1993 and the two months ended December 31, 1992, is based on the number of BEI shares of common stock and equivalents exchanged for Holdings shares (see Note 2) and assumes the retroactive conversion of the preferred stock.

                         AMRESCO, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    FOREIGN OPERATIONS -- The Company has foreign subsidiaries located in Canada. Assets and liabilities of the foreign subsidiaries are translated into United States dollars at the prevailing exchange rate on the balance sheet date. Revenue and expense accounts for these subsidiaries are translated using the weighted average exchange rate during the period. These translation methods give rise to cumulative foreign currency translation adjustments which are reported as a separate component of equity.

    INTERIM FINANCIAL INFORMATION -- The accompanying unaudited consolidated financial statements of AMRESCO, INC. and subsidiaries (the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine month periods ended September 30, 1994 and 1995, are not necessarily indicative of the results that may be expected for the entire fiscal year or any other interim period.

    RECLASSIFICATIONS -- Certain reclassifications of prior year amounts have been made to conform to the current year presentation.

2.  ACQUISITIONS AND ORGANIZATION
    On November 20, 1992, a Stock Sale Agreement (the Agreement) was entered into by AMRESCO Acquisition Corporation (Acquisition), an entity formed by CGW Southeast Partners, L.P. I and II, to purchase the stock of Asset Management Resolution Company and AMRESCO Holdings, Inc. effective as of October 31, 1992. Acquisition and Holdings were merged, and Acquisition was renamed AMRESCO Holdings, Inc. Prior to the transaction, the acquired companies were wholly owned by NationsBank Corporation (the Seller). Additional payments were made to the Seller based on Holdings' earnings. The Seller was entitled to 25% of pretax income of Holdings in excess of certain agreed upon levels through June 30, 1997. Amounts paid and charged to expense under the Agreement during the two months ended December 31, 1992 and the year ended December 31, 1993 were $1,529,000 and $3,037,000, respectively. Certain provisions of the Agreement related to the additional payments to the Seller were amended effective April 1, 1993, which replaced the earnout provisions with a rebate of 12.25% of revenues from an asset management contract with the Seller through June 30, 1997. During 1993 and 1994, rebates of $7,347,000 and $6,437,000, respectively, were accrued and charged against revenues in the period the revenues were earned. See Note 3.

    The assets purchased and liabilities assumed as of October 31, 1992, were as follows (in thousands):

Cash and cash equivalents.........................................  $   1,978
Accounts receivable...............................................     19,843
Intangible assets.................................................      4,748
Other assets......................................................      6,771
Liabilities.......................................................    (16,659)
                                                                    ---------
    Net assets acquired...........................................  $  16,681
                                                                    ---------
                                                                    ---------

    On December 31, 1993, BEI merged with Holdings. The merger was accomplished first by converting each outstanding share of Holdings' convertible preferred stock into 4.91 shares of Holdings common stock. Each share of Holdings common stock was then exchanged for 10.03 shares of BEI common stock for a total of 11,120,530 shares, resulting in Holdings becoming a subsidiary of BEI. The purchase price, determined

                         AMRESCO, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. ACQUISITIONS AND ORGANIZATION (CONTINUED) based on the fair market value of the stock exchanged plus direct acquisition costs, was allocated to the BEI assets and liabilities acquired based on their fair market value at the date of acquisition. The BEI assets purchased and liabilities assumed as of December 31, 1993, were as follows (in thousands):

Cash and cash equivalents.........................................  $  18,521
Accounts receivable...............................................     12,426
Net deferred tax asset............................................     14,450
Intangible assets.................................................      6,566
Other assets......................................................     12,856
Liabilities.......................................................    (13,386)
                                                                    ---------
    Net assets acquired...........................................  $  51,433
                                                                    ---------
                                                                    ---------

    Effective August  1, 1994,  the Company  acquired substantially  all of  the assets of Holliday Fenoglio Dockerty & Gibson, Inc. and certain of its affiliates (Holliday Fenoglio), which are originators and servicers of commercial mortgages, for a maximum of approximately $33,000,000, based upon an initial payment of $17,280,000 in cash and $4,320,000 in stock, and three additional annual earnout payments if targeted earnings are met or exceeded in 1994, 1995 and 1996. For the period ended December 31, 1994, $3,883,000 was accrued for the current year earnout payment. The transaction has been accounted for as an asset purchase. The purchase price, determined based on the cash paid, the fair market value of the Company stock issued and direct acquisition costs, was allocated to the Holliday Fenoglio assets acquired based on the fair market value at the date of acquisition. The Holliday Fenoglio assets purchased, including acquisition costs, as of August 1, 1994, were as follows (in thousands):

Premises and equipment.............................................  $   1,015
Loan servicing rights..............................................      2,200
Goodwill and non-compete agreement.................................     18,907
Other assets.......................................................         78
                                                                     ---------
    Net assets acquired............................................  $  22,200
                                                                     ---------
                                                                     ---------

    The following pro forma consolidated results of operations for the twelve months ended December 31, 1993 and 1994 are presented as if the acquisitions of Holliday Fenoglio and BEI occurred on January 1, 1993 (in thousands, except per share data):

                                                                           1993        1994
                                                                        ----------  ----------
Revenues..............................................................  $  222,489  $  174,017
Net Income............................................................      25,913      19,661
Earnings per share....................................................        1.14         .82

    Effective June 30, 1995, a wholly-owned subsidiary of the Company acquired substantially all of the assets of CKSRS Housing Group, Ltd., a Miami,
Florida-based commercial mortgage banking company specializing in the origination, sale and servicing of multifamily mortgages in Florida, for $1,287,000. As of June 30, 1995, the purchase price was allocated as follows (in thousands):

Mortgage servicing asset............................................  $     300
Equipment, furniture and fixtures...................................         10
Goodwill and non-compete agreement..................................      1,032
Liabilities.........................................................        (55)
                                                                      ---------
    Net assets of acquired company..................................  $   1,287
                                                                      ---------
                                                                      ---------

    The shown allocation of the purchase price is based on the best available information and is subject to adjustment.

                         AMRESCO, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.  ACQUISITIONS AND ORGANIZATION (CONTINUED)
    On September 13, 1995, the Company signed a definitive agreement to acquire from EQ Services, Inc. 22 contracts to service a total of $6.2 billion in commercial real estate mortgages. The closing of the transaction is subject to the satisfaction of certain customary conditions.

    On October 11, 1995, the Company signed a definitive agreement with Acacia Realty Advisors, Inc. to acquire 16 pension fund advisory contracts. The closing of the transaction is subject to the satisfaction of certain customary conditions.

3.  ASSET MANAGEMENT CONTRACTS
    The Company provides asset management and resolution services for private investors, financial institutions, and government agencies. Generally, the contracts provide for the payment of a fixed management fee which is reduced proportionately as managed assets decrease, a resolution fee using specified percentage rates based on net cash collections and an incentive fee for resolution of certain assets. Asset management and resolution contracts are of a finite duration, typically 3-5 years. Unless new assets are added to these contracts during their terms, the amount of total assets under management decreases over the terms of these contracts. The FDIC contract expired on January 31, 1995. During 1994 all the existing asset management contracts with the RTC expired.

    On August 31, 1994, the Company and NationsBank Corporation concluded their asset management contract (NationsBank Contract). The NationsBank Contract had an original term expiring in June 1997 and, as provided, the Company received an early conclusion fee of $10.0 million which is included in other revenues. One-time expenses related to the NationsBank Contract conclusion included incentive compensation of $1.2 million and $2.8 million for related intangible write-offs.

    Revenues from the Company's three largest customers, NationsBank Corporation, the FDIC and the RTC, constituted 45%, 39% and 10%, respectively, for the two months ended December 31, 1992, 46%, 39% and 6%, respectively, for the year ended December 31, 1993, and 38%, 36% and 6% of total asset management fees, respectively, for the year ended December 31, 1994.

4.  OTHER ASSETS
    The following table summarizes the components of other assets at December 31, 1993 and 1994, (in thousands):

                                                                             1993       1994
                                                                           ---------  ---------
Investments held for sale................................................  $   1,637  $     468
Mortgages/Notes receivable...............................................      1,710      2,236
Deferred compensation agreements with former officers....................      1,072      1,629
Income taxes receivable..................................................      2,849      1,135
Prepaid expenses.........................................................        939        412
Other....................................................................      1,999      2,210
                                                                           ---------  ---------
    Total other assets...................................................  $  10,206  $   8,090
                                                                           ---------  ---------
                                                                           ---------  ---------

    Deferred compensation agreements include notes from two former officers of BEI, who are currently directors, which were executed prior to its acquisition by the Company. The amounts due represent the present value of non-interest bearing notes due in 2006 and 2007 for advances for premiums on split-dollar life insurance policies owned by the two directors. Cash surrender values of approximately $607,000 and $850,000 at December 31, 1993 and 1994 respectively, collateralize these notes, and the Company is a beneficiary under the life insurance policies to the extent of total premiums advanced. Included in other liabilities at December 31, 1993 and 1994 is $900,000 and $1,331,000,
respectively, representing the present

                         AMRESCO, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4.  OTHER ASSETS (CONTINUED)
value of the Company's obligation to make future premium payments on such life insurance policies. Included in mortgages/notes receivable are unsecured notes from these former officers totaling $525,000 due in 1995 and bearing interest at 8 1/2%.

5.  NOTES PAYABLE, MORTGAGE WAREHOUSE DEBT AND NONRECOURSE DEBT
    Notes payable, mortgage warehouse debt and nonrecourse subordinated debt at December 31, 1993 and 1994, and September 30, 1995 consist of the following (in thousands):

                                                                         DECEMBER 31,
                                                                     --------------------  SEPTEMBER 30,
                                                                       1993       1994         1995
                                                                     ---------  ---------  -------------
Revolving credit line agreement with NationsBank of Texas, N.A.
 (the Bank) for:
  Advances on a 30 day term at 7 5/8%..............................                         $    72,000
  Advances at 8 3/4%...............................................                               5,000
Revolving credit line agreement with the Bank for:
  Advance on a 182 day term at a 8 3/8%............................             $   8,000
  Advance at a prime rate of 8 1/2%................................                 7,500
  Senior note payable to the Bank with interest at their prime rate plus 1 1/2% payable monthly; collateralized by the investment in asset portfolio. Monthly principal payments are the greater of
   90% of the net cash flow of the portfolio or a minimum payment as defined in the note. The note required that $2,000,000 in cash and cash equivalents be maintained as a compensating
   balance with the Bank...........................................  $  21,953
  Revolving investment loan agreement with the Bank at 2%..........                              27,222
  Other notes payable..............................................        160
                                                                     ---------  ---------  -------------
    Total notes payable............................................  $  22,113  $  15,500   $   104,222
                                                                     ---------  ---------  -------------
                                                                     ---------  ---------  -------------
Mortgage warehouse debt payable to the Bank at 7 13/16%............                         $     2,702
                                                                                           -------------
                                                                                           -------------
Mortgage warehouse debt payable at 8 33/50%........................                         $     2,991
                                                                                           -------------
                                                                                           -------------
Nonrecourse debt payable to two financial services companies.......  $   6,000  $     959   $    30,605
                                                                     ---------  ---------  -------------
                                                                     ---------  ---------  -------------

    A subsidiary of the Company had a nonrecourse subordinated note payable to a financial services company collateralized by a second security interest in the investment in asset portfolio. The note bears basic interest at the 90 day LIBOR plus 4 1/2% (7 7/8% and 11% at December 31, 1993 and December 30, 1994,
respectively) payable monthly. Principal payments are due monthly, equal to 10% of the net portfolio cash flow with the remaining outstanding balance due December 30, 1996. The note is nonrecourse to the borrowing entity and the Company. After repayment of the outstanding principal and basic interest, contingent interest to provide the lender a 15% compounded rate is due from any available net portfolio cash flow. Additionally, after the above payments are made, and the subsidiary has recovered $6,337,000 (representing its equity in the asset portfolio at December 31, 1993, the date of the loan, and capitalized costs), the lender is entitled to receive 6% of the net portfolio cash flow. The principal balance was fully repaid at January 31, 1995.

                         AMRESCO, INC. AND SUBSIDIARIES

5.  NOTES PAYABLE, MORTGAGE WAREHOUSE DEBT AND NONRECOURSE DEBT (CONTINUED)
    On November 2, 1994, the Company entered into a $50,000,000 revolving credit agreement with the Bank, which matures and is payable in full on April 30, 1996. The line was temporarily increased to $75,000,000 until a greater revolver could be established. The borrowing terms, including interest, may be selected by the Company and tied to either the Bank's floating prime (8 1/2% at December 30, 1994) or, for advances on a term basis up to approximately 180 days, a rate equal to an adjusted LIBOR rate plus 150 basis points (8 1/2% at December 30, 1994 for a term of 180 days). Interest is payable monthly and at the end of each advance period as to the amounts with respect to which LIBOR is applicable. A facility fee equal to 3/8% of the average daily unused portion of the line is payable quarterly in arrears. As part of the agreement, the Company is subject to both positive and negative covenants, such as liquidity maintenance, tangible net worth requirements and minimum consolidated net income before taxes, depreciation, amortization and interest. The credit line is secured by a pledge of all stock of substantially all of the subsidiaries of the Company. The Company has outstanding letters of credit totaling $833,000 at December 31, 1994, which reduce the available revolving line. This line of credit was terminated with the new $175,000,000 revolving loan agreement described below.

    Prior to entering into the revolving credit agreement described above, Holdings maintained a $35,000,000 line of credit with the Bank which bore interest at their prime rate plus 1/2%. This line of credit was terminated with the $50,000,000 revolving credit agreement.

    On January 20, 1995, the Company entered into a $35,000,000 revolving investment loan agreement with the Bank. Proceeds of the loan are used to acquire short-term investments which secure the loan. Interest is computed based on market rates adjusted for the Company's credited funds at the Bank.

    On April 28, 1995, a wholly-owned subsidiary of the Company entered into a $25,000,000 revolving credit loan agreement with the Bank to facilitate mortgage loan underwriting and origination. The stated interest rate for this line is the Bank's floating prime rate (8 3/4% at September 30, 1995); however, the Company may elect to have up to three traunches of debt bear interest at adjusted 30-day LIBOR rate plus 2% (7 13/16% at September 30, 1995 for a term of 30 days), and interest is payable monthly. Principal payments on the note are due monthly, and are equal to the aggregate amount of all principal payments received by the borrowing entity with respect to mortgage loan underwriting and origination. The loan is collateralized by the mortgage loans and the borrowing entity/servicers collection accounts.

    On July 27, 1995, two wholly-owned subsidiaries of the Company jointly entered into a $27,500,000 nonrecourse term loan agreement with a financial services company to finance investments in Asset Portfolios. The loan is collateralized by a security interest in the investments in asset portfolios of the subsidiaries. The stated interest rate for this debt is the financial company's floating prime rate plus 1 1/2% (10 1/4% at July 27, 1995); however, the borrowing entities may elect to have up to three traunches of debt bear interest at adjusted LIBOR rate plus 3% (8 15/16 at July 27, 1995 for a term of 180 days), with the term of each traunche to be up to 180 days. Interest is payable monthly. Principal payments are due monthly and are equal to 90% of the net portfolio cash flow for the preceding month. Additional principal reductions may be required on a quarterly basis to meet minimum principal payment requirements. The loan is nonrecourse to the Company and matures on July 31, 1998. As part of the agreement, the borrowing entities and the Company are subject to both positive and negative covenants.

    On August 15, 1995, a wholly-owned subsidiary of the Company entered into a mortgage warehouse agreement with a funding corporation to facilitate multi-family mortgage loan underwriting and origination. The stated interest rate for this line is an adjusted 30-day LIBOR rate plus 3% (8 33/50% at September 30, 1995), and interest and principal are payable upon the receipt of the proceeds of the sale or other disposition of related mortgage loans. The loan is secured by the mortgage loans originated by the Company and held for sale under the facility. The Company is a guarantor on this facility. At September 30, 1995, an advance of $2,991,000 was outstanding at an interest rate of 8 33/50%.

                         AMRESCO, INC. AND SUBSIDIARIES

5.  NOTES PAYABLE, MORTGAGE WAREHOUSE DEBT AND NONRECOURSE DEBT  (CONTINUED)
    On September 27, 1995, a wholly-owned subsidiary of the Company entered into a $8,696,000 Global Master Repurchase Agreement to support the purchase of certain commercial mortgage pass-through certificates. The Agreement bears interest at a rate based on LIBOR (7 3/8% at September 30, 1995) payable monthly. This facility is secured by the commercial mortgage pass-through certificates and repayment of principal is based on cash flow from such securities.

    On September 29, 1995, the Company entered into a $175,000,000 revolving loan agreement with a syndicate of banks, led by the Bank which matures and is payable in full on September 29, 1997. By its terms, the revolving loan agreement has two primary components, $75,000,000 available under a corporate facility (including $25,000,000 under a temporary bridge facility) and $100,000,000 available under a portfolio facility. The syndicate's current commitment under the revolving loan agreement is limited to a total of $127,500,000; $68,900,000 under the corporate facility and $58,600,000 under the portfolio facility. The additional amounts under the revolving loan agreement would become available to the Company upon the participation by additional financial institutions in the syndicate for the loan and upon an increase in the Company's borrowing base under this agreement. There can be no assurance that such events will occur. The borrowing terms, including interest, may be selected by the Company and tied to either the Bank's variable rate (8 3/4% at September 30, 1995) or, for advances on a term basis up to approximately 180 days, a rate equal to an adjusted LIBOR rate (7 5/8% at September 30, 1995 for a term of 180 days). Interest is payable quarterly and at the end of each advance period as to the amounts with respect to which LIBOR is applicable. The revolving loan agreement is secured by substantially all of the assets of the Company not pledged under other credit facilities, including stock of a majority of the Company's subsidiaries held by the Company. The revolving loan agreement requires the Company to meet certain financial tests, including minimum consolidated tangible net worth, maximum consolidated funded debt to consolidated capitalization ratio, minimum fixed charge coverage ratio, minimum interest coverage ratio, maximum consolidated funded debt to consolidated earnings before interest, taxes, depreciation and amortization ("EBITDA") ratio and maximum corporate facility outstanding to consolidated EBITDA ratio. The revolving loan agreement contains covenants that, among other things, will limit the incurrence of additional indebtedness, investments, asset sales, loans to shareholders, dividends, transactions with affiliates, acquisitions, mergers and consolidations, liens and encumbrances and other matters customarily restricted in such agreements. On September 7, 1995, the Company entered into an interest rate swap agreement to hedge a portion of this debt agreement. The swap agreement has a notional amount of $25,000,000 and requires payment of interest by the Company at a fixed rate of 5 4/5% and receipt of interest by the Company at a floating rate equal to 30-day LIBOR.

6.  INCOME TAXES
    Income tax expense (benefit) consists of the following for the two months ended December 31, 1992, and the years ended December 31, 1993, and 1994, (in thousands):

                                                                            1992       1993       1994
                                                                          ---------  ---------  ---------
Current:
  Federal...............................................................  $   2,200  $  14,533  $   9,665
  State.................................................................        583      3,096      2,609
                                                                          ---------  ---------  ---------
    Total current tax expense...........................................      2,783     17,629     12,274
Deferred tax expense (benefit)..........................................       (603)    (1,650)       966
                                                                          ---------  ---------  ---------
    Total income tax expense............................................  $   2,180  $  15,979  $  13,240
                                                                          ---------  ---------  ---------
                                                                          ---------  ---------  ---------

                         AMRESCO, INC. AND SUBSIDIARIES

6.  INCOME TAXES (CONTINUED)
    The net deferred tax asset at December 31, 1993 and 1994, consists of the tax effects of temporary differences related to the following (in thousands):

                                                                                      1993       1994
                                                                                    ---------  ---------
Accounts receivable...............................................................  $     221  $   1,386
Premises and equipment............................................................        277        235
Intangible assets.................................................................      3,483      2,691
Investment in subsidiaries........................................................      2,097        930
Accrued employee compensation.....................................................      1,911      3,261
Net operating loss carryforwards..................................................      8,140      6,775
AMT credit carryforwards..........................................................        602        602
Other.............................................................................      2,117      2,002
                                                                                    ---------  ---------
  Total deferred tax asset before valuation allowance.............................     18,848     17,882
  Valuation allowance.............................................................       (675)      (675)
                                                                                    ---------  ---------
Net deferred tax asset............................................................  $  18,173  $  17,207
                                                                                    ---------  ---------
                                                                                    ---------  ---------

    A reconciliation of income taxes on reported pretax income at statutory rates to actual income tax expense for the two months ended December 31, 1992, and the years ended December 31, 1993 and 1994, is as follows (in thousands):

                                                                            1992       1993       1994
                                                                          ---------  ---------  ---------
Income tax at statutory rates...........................................  $   2,011  $  14,069  $  11,196
State income taxes, net of Federal tax benefit..........................        169      1,910      1,606
Other...................................................................                              438
                                                                          ---------  ---------  ---------
  Total income tax expense..............................................  $   2,180  $  15,979  $  13,240
                                                                          ---------  ---------  ---------
                                                                          ---------  ---------  ---------
Income tax expense attributable to continuing operations................  $   2,279  $  17,371  $  14,753
Income tax benefit attributable to discontinued operations..............        (99)    (1,392)    (1,513)
                                                                          ---------  ---------  ---------
  Total income tax expense..............................................  $   2,180  $  15,979  $  13,240
                                                                          ---------  ---------  ---------
                                                                          ---------  ---------  ---------

    As a result of the acquisition of BEI, the Company has available for its use BEI's net operating loss carryforwards existing at the acquisition date. The Company is limited to utilizing approximately $4,245,000 of such losses annually. The following are the expiration dates and the approximate net operating loss carryforwards at December 31, 1994, (in thousands):

EXPIRATION DATE                                                             AMOUNT
-------------------------------------------------------------------------  ---------
1995.....................................................................  $     812
1996.....................................................................        739
1997.....................................................................      2,325
1998.....................................................................      2,818
1999.....................................................................      1,333
2001.....................................................................      3,516
2002.....................................................................      2,071
2003.....................................................................      1,459
2006.....................................................................        372
2007.....................................................................      2,867
                                                                           ---------
                                                                           $  18,312
                                                                           ---------
                                                                           ---------

                         AMRESCO, INC. AND SUBSIDIARIES

7.  PAYABLE TO PARTNERS
    Payable to  partners  represents amounts  owed  to Esther  Ritz  Corporation
(Ritz) and other partners for their shares of the undistributed earnings of various joint ventures and partnerships. The consolidated balance sheets at December 31, 1993 and 1994, include the accounts of BEI-Ritz Joint Venture #1 and BEI-Ritz Joint Venture #2 (the Joint Ventures) of which the Company owns a controlling interest. The Joint Ventures were formed in 1991 between BEI and Ritz to participate in the bidding for contracts for the management and disposition of assets owned by the RTC. The Joint Ventures make distributions to the Company and to Ritz as cash is collected on the RTC contracts.

8.  OTHER LIABILITIES
    The following table summarizes the components of other liabilities at December 31, 1993 and 1994, (in thousands):

                                                                             1993       1994
                                                                           ---------  ---------
Accrued earnout (Note 2).................................................          0  $   3,883
Deferred compensation obligations (Note 4)...............................        900      1,331
Dividends payable........................................................        560      1,179
Lease abandonment accrual................................................      1,250        964
Other....................................................................      3,942      5,507
                                                                           ---------  ---------
    Total other liabilities..............................................  $   6,652  $  12,864
                                                                           ---------  ---------
                                                                           ---------  ---------

9.  DISCONTINUED OPERATION
    The Company adopted a plan on December 1, 1994, to discontinue its data processing operations for the banking and asset management industry, to sell the discontinued subsidiary, AMRESCO Services, Inc., or most of the assets of that subsidiary, by June 30, 1995. The net liabilities of the subsidiary at December 31, 1994, were as follows (in thousands):

Accounts receivable................................................  $     666
Premises and equipment and other assets............................        341
Liabilities........................................................       (718)
Reserve for losses on discontinued operations......................     (1,243)
                                                                     ---------
    Net liabilities of discontinued subsidiary.....................  $    (954)
                                                                     ---------
                                                                     ---------

    Gross revenues applicable to the discontinued operations were $957,000, $5,500,000 and $4,542,000 for the two months ended December 31, 1992, the year ended December 31, 1993, and the eleven months ended November 30, 1994, respectively. The loss from the discontinued operations for the period December 1, 1994 to December 31, 1994 was $95,000, net of $63,000 income tax benefit.

    On June 16, 1995, the Company sold substantially all of the assets of AMRESCO Services, Inc., for $6,250,000 in cash with a gain of approximately $2,425,000, or $0.10 per share, net of certain transaction costs and $1,617,000 provision for income taxes. The book values of the net assets sold in the transaction were as follows (in thousands; unaudited):

Cash.................................................................  $     283
Accounts receivable..................................................        293
Premises and equipment...............................................        302
Other assets.........................................................         65
Liabilities..........................................................       (199)
                                                                       ---------
    Net assets of discontinued subsidiary............................  $     744
                                                                       ---------
                                                                       ---------

                         AMRESCO, INC. AND SUBSIDIARIES

10. SALE OF ASSETS
    During 1994, the Company sold to outside parties substantially all of the assets of its EnterChange division, acquired December 31, 1993 with the acquisition of BEI, for approximately $1,500,000 in cash and $818,000 in promissory notes. The sale of the EnterChange division is not expected to have any material financial impact on the Company.

11. COMMON STOCK
    The Company has incentive stock option plans for the benefit of key individuals, including its directors, officers and key employees. In connection with the merger of BEI and Holdings (See Note 2), certain granted options became fully vested. The plans are administered by a committee of the Board of Directors. The plans were adjusted to reflect the conversion of each share of Holdings common stock into 10.03 shares of the Company's stock for the two months ended December 31, 1992 and the years ended December 31, 1993. Stock option activity under the plans for the two months ended December 31, 1992 and the years ended December 31, 1993 and 1994 is as follows:

                                                                 NUMBER OF   OPTION PRICE PER
                                                                   SHARES         SHARE
                                                                 ----------  ----------------
Options outstanding at November 1, 1992........................      --
  Granted......................................................     411,230             $0.60
                                                                 ----------  ----------------
Options outstanding at December 31, 1992.......................     411,230             $0.60
  Granted......................................................     431,290             $3.50
  Canceled.....................................................     (70,210)            $0.60
  Acquired company options outstanding.........................   1,321,790    $2.25 to $4.50
                                                                 ----------  ----------------
Options outstanding at December 31, 1993.......................   2,094,100    $0.60 to $4.50
  Granted......................................................     500,000    $7.00 to $8.94
  Exercised....................................................    (711,590)   $0.60 to $3.50
  Forfeited....................................................     (10,060)            $3.50
                                                                 ----------  ----------------
Options outstanding at December 31, 1994.......................   1,872,450    $0.60 to $8.94
                                                                 ----------  ----------------
                                                                 ----------  ----------------
Options exercisable at December 31, 1994.......................   1,455,256    $0.60 to $8.94
                                                                 ----------  ----------------
                                                                 ----------  ----------------
Options available for grant at December 31, 1994...............     501,766
                                                                 ----------
                                                                 ----------

    At December 31, 1994, the Company has reserved a total of 2,374,216 shares of common stock for exercise of stock options.

    A stock subscription agreement and related shareholders' agreement (the Stockholder Agreements) were entered into by the Company with various officers and other parties (the Subscribers) on December 9, 1992. Such Stockholder Agreements state that the Subscribers agreed to purchase a set number of shares of capital stock, as defined. The purchase price was based on a purchase price of $6.00 per share of common stock ($.60 per share after effect of the conversion into Company stock). Certain executive officers purchased common stock with cash and promissory notes. The notes accrue interest at 6% per annum and are due and payable in December 2002 or within one year of termination of employment. The shares are subject to certain restrictions and repurchase rights pursuant to the Stockholder Agreements. In the event of termination prior to December 2002, the Company could cancel unvested shares by canceling related indebtedness based on the original issue price. Originally, 50% of the notes were vested based upon performance and the remainder were time notes. As a result of the merger with BEI, the performance notes were converted into time notes. The conversion of the notes resulted in additional compensation expense recorded during 1993 of $1,188,000. In addition, the shares are now fully vested. The notes are secured by the

                         AMRESCO, INC. AND SUBSIDIARIES

11. COMMON STOCK (CONTINUED)
stock acquired and are nonrecourse to the Subscribers. The notes are classified as a reduction of shareholders' equity for financial reporting purposes. During 1993, $179,000 in notes receivable for officers' shares and the related common stock were canceled. During 1994, a $178,000 note receivable was repaid.

    On February 6, 1995, the Company's Board of Directors authorized the repurchase of up to $6,000,000 of its common stock from time to time through February 6, 1996. Any purchases, if made, would be in the open market at prevailing prices or in privately negotiated transactions. The repurchased shares would be held for existing or future stock option or employee benefit plans and for possible stock splits or dividends.

12. EMPLOYEE COMPENSATION AND BENEFITS
    Accrued employee compensation and benefits at December 31, 1993 and 1994, includes amounts for incentive compensation, severance and benefits. Certain employees are eligible to receive a bonus from a pool computed on 20% to 25% of pretax income over predetermined minimum earning levels. In addition, certain employees are covered by severance plans in the event their employment is terminated due to reductions in the workforce. The Company accrues for such costs over the service period. At December 31, 1993 and 1994, a total of $6,777,000 and $5,144,000, respectively, was accrued for costs incurred or expected to be incurred under the severance plans of continuing operations.

    Effective January 1, 1993, the Company adopted the AMRESCO Retirement Savings and Profit Sharing Plan (the Plan). The Plan qualifies under Section 401(k) of the Internal Revenue Code and incorporates both a savings component and a profit sharing component for eligible employees. As determined each year by the Board of Directors, the Company may match the employee contribution up to 6% of their base pay based on the Company's performance. For 1994, the matching contribution was set at $.50 for each $1.00 contributed by the employees. In addition to the matching savings contribution, the Company provides an annual contribution to the profit sharing retirement component of the Plan on behalf of all eligible employees. This portion of the Plan has been subsequently amended to assure that the Company is not required to make an employer profit sharing contribution to the Plan after 1993. However, it is anticipated that some level of profit sharing contribution will continue in future periods. For the years ended December 31, 1993 and 1994, the Company made profit sharing contributions of $1,700,000 and $1,312,000, respectively. Allocation of the Company's contribution will be based on a percentage of an employee's "weighted total pay." Weighted total pay places a stronger emphasis on the age of the employee and provides an increasingly larger profit sharing contribution as an employee nears retirement.

13. COMMITMENTS AND CONTINGENCIES
    The Company is committed to pay additional consideration to former owners of an acquired subsidiary based on financial performance during 1994, 1995 and 1996. See Note 2.

    The Company has entered into non-cancelable operating leases covering office facilities which expire at various dates through 2000. Certain of the lease agreements provide for minimum annual rentals with provisions to increase the rents to cover increases in real estate taxes and other expenses of the lessor. The Company also has cancelable leases on equipment which expire on various dates through 1998. The total rent expense for the two months ended December 31, 1992, and the years ended December 31, 1993 and

                         AMRESCO, INC. AND SUBSIDIARIES

13. COMMITMENTS AND CONTINGENCIES (CONTINUED)
1994, was approximately $876,000,  $3,116,000 and $4,386,000, respectively.  The future minimum annual rental commitments under non-cancelable agreements having a remaining term in excess of one year at December 31, 1994 are as follows (in thousands):

Year Ended December 31,
  1995..............................................................  $   1,686
  1996..............................................................      1,509
  1997..............................................................      1,233
  1998..............................................................        814
  1999..............................................................        485
  Thereafter........................................................        149

    The Company is a defendant in various legal actions. In the opinion of management, such actions will not materially affect the financial position or results of operations of the consolidated company.

14. FINANCIAL INSTRUMENTS
    The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirement of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

                                                                        DECEMBER 31, 1993       DECEMBER 31, 1994
                                                                      ----------------------  ----------------------
                                                                      CARRYING    ESTIMATED   CARRYING    ESTIMATED
                                                                       AMOUNT    FAIR VALUE    AMOUNT    FAIR VALUE
                                                                      ---------  -----------  ---------  -----------
                                                                                  (DOLLARS IN THOUSANDS)
Assets:
  Cash and cash equivalents.........................................  $  43,442   $  43,442   $  20,446   $  20,446
  Accounts receivable...............................................     39,399      39,399      20,682      20,682
  Investment in asset portfolios:
    Loans...........................................................     33,795      36,300      30,920      37,485
    Partnerships and joint ventures.................................                             22,491      25,200
    Asset-backed securities.........................................                              3,481       3,500
  Other assets......................................................      6,923       6,923       7,216       7,216

Liabilities:
  Accounts payable..................................................      9,830       9,830       4,891       4,891
  Notes payable and other debt......................................     28,113      28,113      16,459      16,459
  Payable to partners...............................................      3,399       3,250       3,907       3,907
  Letters of credit ($833)..........................................                             --          --

    The fair values of the investment in asset portfolios, notes payable and payable to joint venture partner are estimated based on present values using applicable rates to approximate current entry-value interest rates applicable to each category of such financial instruments. The carrying amount of cash and cash equivalents, accounts receivable, net of reserves, and accounts payable approximates fair value. The Company has reviewed its exposure on standby letters of credit and has determined that the fair value of such exposure is not material. The fair value estimates presented herein are based on pertinent information available to management as of December 31, 1993 and 1994. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since the date presented, and therefore, current estimates of fair value may differ significantly from the amounts presented herein.

                         AMRESCO, INC. AND SUBSIDIARIES

15. QUARTERLY FINANCIAL DATA (UNAUDITED)
    The following is a summary of unaudited quarterly results of operations, revised to reflect discontinued operations, for the years ended December 31, 1993 and 1994 (in thousands, except per share amounts):

                                                                     YEAR ENDED DECEMBER 31, 1993
                                                              ------------------------------------------
                                                                FIRST     SECOND      THIRD     FOURTH
                                                               QUARTER    QUARTER    QUARTER    QUARTER
                                                              ---------  ---------  ---------  ---------
Revenues from continuing operations.........................  $  50,525  $  36,814  $  41,080  $  43,743
Income from continuing operations before taxes..............     11,756     11,245     12,344      8,332
Income from continuing operations...........................      7,143      6,842      7,442      4,879
Loss from discontinued operations...........................        277        326        355      1,130
Net income..................................................      6,866      6,516      7,087      3,749
Earnings per share from continuing operations...............       0.63       0.61       0.66       0.43
Earnings per share..........................................       0.61       0.58       0.63       0.33

    Nonrecurring charges of $2,209,000 related to write-off of software and merger related compensation accruals were made during the quarter ended December 31, 1993. Quarterly financial data has been revised to reflect discontinued operations.

                                                                     YEAR ENDED DECEMBER 31, 1994
                                                              ------------------------------------------
                                                                FIRST     SECOND      THIRD     FOURTH
                                                               QUARTER    QUARTER    QUARTER    QUARTER
                                                              ---------  ---------  ---------  ---------
Revenues from continuing operations.........................  $  40,563  $  40,460  $  46,782  $  29,379
Income from continuing operations before taxes..............      9,244      9,307     14,979      2,156
Income from continuing operations...........................      5,358      5,425      8,873      1,277
Loss from discontinued operations...........................        422        316        238      1,209
Net income..................................................      4,936      5,109      8,635         68
Earnings per share from continuing operations...............       0.23       0.23       0.37       0.05
Earnings per share..........................................       0.21       0.22       0.36       0.00

    Nonrecurring income of $10,000,000 related to the conclusion of the NationsBank Contract was recorded during the third quarter of 1994. Nonrecurring accruals for the loss on discontinued operations were made during the fourth quarter of 1994.

                          INDEPENDENT AUDITORS' REPORT

AMRESCO:

    We have audited the accompanying combined statements of income and cash flows of Asset Management Resolution Company and AMRESCO Holdings, Inc. and subsidiaries (together AMRESCO), both of which were under the common ownership and management of NationsBank Corporation as of October 31, 1992, for the ten months ended October 31, 1992. These combined financial statements are the responsibility of AMRESCO management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, such 1992 financial statements, present fairly, in all material respects, the combined results of AMRESCO's operations and cash flows for the ten months ended October 31, 1992, in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP

Dallas, Texas
March 26, 1993

                                    AMRESCO
                            (PREDECESSOR BUSINESSES)

                   FOR THE TEN MONTHS ENDED OCTOBER 31, 1992
                             (DOLLARS IN THOUSANDS)

                          COMBINED STATEMENT OF INCOME

REVENUES:
Asset management fees (Note 3)....................................................  $ 129,179
Other.............................................................................      3,680
                                                                                    ---------
      Total revenues..............................................................    132,859
                                                                                    ---------
EXPENSES:
Personnel (Note 5)................................................................     64,955
Occupancy.........................................................................      4,918
Equipment.........................................................................      3,534
Professional fees.................................................................     19,817
General and administrative........................................................      5,533
                                                                                    ---------
      Total expenses..............................................................     98,757
                                                                                    ---------
Income before taxes...............................................................     34,102
Income tax expense (Note 4).......................................................     10,795
                                                                                    ---------
      Net income..................................................................  $  23,307
                                                                                    ---------
                                                                                    ---------

                              COMBINED STATEMENT OF CASH FLOWS
OPERATING ACTIVITIES:
Net income........................................................................  $  23,307
Adjustments to reconcile net income to net cash provided by operating activities:
  Loss on retirement of property and equipment....................................         16
  Depreciation and amortization...................................................      5,240
  Expenses paid by parent.........................................................        475
  Increase (decrease) in cash for changes in:
    Accounts receivable...........................................................     15,788
    Deferred income taxes.........................................................     (2,068)
    Other assets..................................................................       (126)
    Other liabilities.............................................................     (1,050)
    Income taxes payable..........................................................      8,138
    Accounts payable..............................................................    (10,233)
                                                                                    ---------
      Net cash provided by operating activities...................................     39,487
                                                                                    ---------
INVESTING ACTIVITIES:
Expenditures for furniture, fixtures, and equipment...............................     (5,117)
                                                                                    ---------
FINANCING ACTIVITIES
Dividends paid....................................................................    (20,000)
                                                                                    ---------
Net increase in cash and cash equivalents.........................................     14,370
Cash and cash equivalents, beginning of period....................................     21,216
                                                                                    ---------
Cash and cash equivalents, end of period..........................................  $  35,586
                                                                                    ---------
                                                                                    ---------

                  See notes to combined financial statements.

                                    AMRESCO

                     NOTES TO COMBINED FINANCIAL STATEMENTS

1.  ORGANIZATION
    Effective October 31, 1992, a Stock Sale Agreement (the Agreement) was entered into by AMRESCO Acquisition Corporation, an entity formed by CGW Southeast Partners, L.P. I and II and which was renamed AMRESCO Holdings, Inc., to purchase the stock of AMRESCO, Inc. and AMRESCO Holdings, Inc. (AHI). The combined financial statements of AMRESCO (predecessor businesses of AMRESCO Holdings, Inc.) consist of Asset Management Resolution Company (dba AMRESCO, Inc.) and AHI, including its wholly owned subsidiaries, AMRESCO Services, Inc., AMRESCO Institutional, Inc. and AMRESCO Management, Inc.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    AMRESCO  is engaged  primarily in  the business  of managing,  servicing and liquidating  loans  and  related  assets  for  various  financial  institutions, government agencies and others. All transactions between AHI and its subsidiaries and AMRESCO, Inc. and their predecessor businesses have been eliminated in the combined financial statements.

    REVENUE AND EXPENSE RECOGNITION -- Revenues, principally fees for the management and collection of assets subject to management contracts, are recognized as earned. Expenses incurred in managing and administering the assets subject to management contracts are charged to expense as incurred. Asset disposition fees are accrued based on estimated collections and related costs. Differences between estimated and actual amounts are recorded in the period of determination. Revenue from AMRESCO's largest customers constituted 42%, 39% and 16% of total asset management fees for the ten months ended October 31, 1992.

    INCOME TAXES -- AMRESCO's tax provision and related balance sheet accounts have been recorded in accordance with Statement of Financial Accounting Standards No. 96. Current income tax provisions approximate taxes on a stand alone basis to be paid or refunded for the applicable period. Deferred taxes are provided on the temporary differences between the bases of assets and liabilities as measured by tax laws and their bases as reported in the financial statements.

3.  CONTRACTS
    AMRESCO performs asset management services primarily for NationsBank, the FDIC and the RTC under management contracts. Generally, the contracts provide for the payment of a fixed management fee which is reduced proportionately as managed assets decrease, a disposition fee using specified percentage rates based on net cash collections and an incentive fee for resolution of certain assets. Contracts to manage, service and liquidate assets expire beginning December 31, 1993 through June 30, 1997. AMRESCO, Inc. and the RTC agreed in principle to effect an early termination of a full-service contract and a loan administration contract no later than December 31, 1992. AMRESCO, Inc. collected an agreed disposition fee on the book value of the remaining assets and, as of December 31, 1992, returned the management of the assets to the RTC. A significant amount of AMRESCO's revenues are derived under an asset management contract beginning in 1992 between AMRESCO and NationsBank Corporation (NationsBank).

4.  INCOME TAXES
    Prior to the acquisition, AMRESCO filed a consolidated tax return with its parent, NationsBank. Income taxes were accrued as if AMRESCO filed separate returns. No delineation was made of current and deferred taxes as NationsBank allocated tax benefits to AMRESCO. The receipt of tax benefits were handled as a capital contribution by the Parent. AMRESCO's acquisition was a taxable transaction, and as a

                                    AMRESCO

4.  INCOME TAXES (CONTINUED)
result, a new tax basis for the AMRESCO group was created. A reconciliation of income taxes on reported pretax income at statutory rates to total income tax expense is as follows for the ten months ended October 31, 1992 (in thousands):

Income tax at statutory rate (34%).....................................  $  11,595
State income taxes (net of federal benefit)............................      1,797
Change in prior-year estimate of Parent tax attributes.................     (2,503)
Other..................................................................        (94)
                                                                         ---------
Income tax expense.....................................................  $  10,795
                                                                         ---------
                                                                         ---------

5.  RETIREMENT AND EMPLOYEE BENEFITS
    Certain professional employees received a bonus from a pool computed on 20% to 25% of pretax income over predetermined minimum earning levels for the ten months ended October 31, 1992 and based upon NationsBank's bonus programs prior to 1992. Certain employees are covered by severance plans in the event their employment is terminated by AMRESCO. Until December 9, 1992, the Company participated in a qualified retirement plan of NationsBank, which covered all full-time, salaried employees and certain part-time employees. Pension expense under this plan was accrued. The costs allocated from NationsBank were charged to current operations and consist of several components of net pension cost based on various actuarial assumptions regarding future experience under the plan.

6.  COMMITMENTS AND CONTINGENCIES
    Total  rent  expense  for  the  ten  months  ended  October  31,  1992   was
approximately $3,220,000. AMRESCO is a defendant in or party to pending and threatened legal actions and proceedings. Management believes, based upon the opinion of legal counsel, that the actions and liability or loss, if any, resulting from the final outcome of these proceedings will not be material in the aggregate.

7.  STOCKHOLDER'S EQUITY
    The activity in stockholder's equity for the ten months ended October 31, 1992 is as follows (in thousands):

JANUARY 1, 1992.......................................................  $  30,935
  Net income..........................................................     23,307
  Contribution by parent..............................................        475
  Dividends and distributions to parent...............................    (42,169)
                                                                        ---------
OCTOBER 31, 1992......................................................  $  12,548
                                                                        ---------
                                                                        ---------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.
                                ----------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Available Information..........................           2
Incorporation of Certain Documents by
 Reference.....................................           2
Certain Definitions............................           4
Summary........................................           6
Risk Factors...................................          10
Recent Developments............................          13
Use of Proceeds................................          14
Price Range of and Dividends on Common Stock...          15
Capitalization.................................          16
Summary Financial and Other Data...............          17
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations....................................          18
Business.......................................          24
Management.....................................          35
Principal and Selling Shareholders and Share
 Ownership of Management.......................          38
Description of Capital Stock...................          40
Shares Eligible for Future Sale................          42
Underwriting...................................          43
Legal Matters..................................          44
Independent Accountants........................          44
Index to Financial Statements..................         F-1

                                4,000,000 SHARES

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                                  COMMON STOCK

                               ------------------

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                             The Robinson-Humphrey
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                                December 7, 1995

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